STICKER TO RESALE SHELF S-1

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257190

BLUE OWL CAPITAL INC.

SUPPLEMENT NO. 4 TO

PROSPECTUS DATED AUGUST 2, 2021

THE DATE OF THIS SUPPLEMENT IS MAY 5, 2022

This prospectus supplement (this “Supplement No. 4”) is part of the prospectus of Blue Owl Capital Inc. (the “Company”), dated August 2, 2021 (as amended from time to time, the “Prospectus”). This Supplement No. 4 is being filed to update and supplement the information contained in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement No. 4 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement No. 4, you should rely on the information in this Supplement No. 4.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 21 of the Prospectus and in Section 1A. Risk Factors of our Quarterly Report before buying our common stock and warrants.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number: 001-39653

BLUE OWL CAPITAL INC.

(Exact name of registrant as specified in its charter)

Delaware	86-3906032
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

399 Park Avenue, New York, NY 10022

(address of principal executive offices)

(212) 419-3000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A common stock	OWL	New York Stock Exchange
Warrants to purchase Class A common stock	OWL.WS	New York Stock Exchange

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at May 4, 2022
Class A common stock, par value $0.0001	407,682,203
Class B common stock, par value $0.0001	—
Class C common stock, par value $0.0001	670,147,025
Class D common stock, par value $0.0001	319,132,127

DEFINED TERMS

Assets Under Management or AUM	Refers to the assets that we manage, and are generally equal to the sum of (i) net asset value (“NAV”); (ii) drawn and undrawn debt; (iii) uncalled capital commitments; and (iv) total managed assets for certain Real Estate products.

Annual Report	Refers to our annual report for the year ended December 31, 2021, filed with the SEC on Form 10-K on February 28, 2022.

our BDCs	Refers to our business development companies, as regulated under the Investment Company Act of 1940, as amended: Owl Rock Capital Corporation (NYSE: ORCC) (“ORCC”), Owl Rock Capital Corporation II (“ORCC II”), Owl Rock Capital Corporation III (“ORCC III”), Owl Rock Technology Finance Corp. (“ORTF”), Owl Rock Technology Finance Corp. II (“ORTF II”), Owl Rock Core Income Corp. (“ORCIC”) and Owl Rock Technology Income Corp. (“ORTIC”).

Blue Owl, the Company, the firm, we, us, and our	Refers to the Registrant and its consolidated subsidiaries.

Blue Owl Carry	Refers to Blue Owl Capital Carry LP.

Blue Owl GP	Refers collectively to Blue Owl Capital Holdings GP LLC and Blue Owl Capital GP LLC, which are directly or indirectly wholly owned subsidiaries of the Registrant that hold the Registrants interests in the Blue Owl Operating Partnerships.

Blue Owl Holdings	Refers to Blue Owl Capital Holdings LP.

Blue Owl Operating Group	Refers collectively to the Blue Owl Operating Partnerships and their consolidated subsidiaries.

Blue Owl Operating Group Units	Refers collectively to a unit in each of the Blue Owl Operating Partnerships.

Blue Owl Operating Partnerships	Refers to Blue Owl Carry and Blue Owl Holdings, collectively.

Blue Owl Securities	Refers to Blue Owl Securities LLC, a Delaware limited liability company. Blue Owl Securities is a broker-dealer registered with the SEC, a member of FINRA and the SIPC. Blue Owl Securities is wholly owned by Blue Owl and provides distribution services to all Blue Owl Divisions.

Business Combination	Refers to the transactions contemplated by the Business Combination Agreement, which were completed on May 19, 2021.

Business Combination Agreement or BCA	Refers to the agreement dated as of December 23, 2020 (as the same has been or may be amended, modified, supplemented or waived from time to time), by and among Altimar Acquisition Corporation, Owl Rock Capital Group LLC, Owl Rock Capital Feeder LLC, Owl Rock Capital Partners LP and Neuberger Berman Group LLC.

Business Combination Date	Refers to May 19, 2021.

Class A Shares	Refers to the Class A common stock, par value $0.0001 per share, of the Registrant.

Class B Shares	Refers to the Class B common stock, par value $0.0001 per share, of the Registrant.

Class C Shares	Refers to the Class C common stock, par value $0.0001 per share, of the Registrant.

Class D Shares	Refers to the Class D common stock, par value $0.0001 per share, of the Registrant.

Class E Shares	Refers to the Class E common stock, par value $0.0001 per share, of the Registrant.

Direct Lending	Refers to our Direct Lending products, which offer private credit solutions to middle-market companies through four investment strategies: diversified lending, technology lending, first lien lending and opportunistic lending. Direct Lending products are managed by the Owl Rock division of Blue Owl.

Dyal Capital	Refers to the Dyal Capital Partners business, which was acquired from Neuberger Berman Group LLC in connection with the Business Combination, and is now a division of Blue Owl.

Fee-Paying AUM or FPAUM	Refers to the AUM on which management fees are earned. For our BDCs, FPAUM is generally equal to total assets (including assets acquired with debt but excluding cash). For our other Direct Lending products, FPAUM is generally equal to NAV or investment cost. FPAUM also includes uncalled committed capital for products where we earn management fees on such uncalled committed capital. For our GP Capital Solutions products, FPAUM for the GP minority equity investments strategy is generally equal to capital commitments during the investment period and the cost of unrealized investments after the investment period. For GP Capital Solutions’ other strategies, FPAUM is generally equal to investment cost. For Real Estate, FPAUM is generally based on total assets (including assets acquired with debt).

Financial Statements	Refers to our consolidated and combined financial statements included in this report.

GP Capital Solutions	Refers to our GP Capital Solutions products, which primarily focus on acquiring equity stakes in, or providing debt financing to, large, multi-product private equity and private credit platforms through three existing investment strategies: GP minority equity investments, GP debt financing and professional sports minority investments. GP Capital Solutions products are managed by the Dyal Capital division of Blue Owl.

NYSE	Refers to the New York Stock Exchange.

Oak Street	Refers to the investment advisory business of Oak Street Real Estate Capital, LLC that was acquired on December 29, 2021, and is now a division of Blue Owl.

Oak Street Acquisition	Refers to the acquisition of Oak Street completed on December 29, 2021.

Owl Rock	Refers collectively to the combined businesses of Owl Rock Capital Group LLC (“Owl Rock Capital Group”) and Blue Owl Securities LLC (formerly, Owl Rock Capital Securities LLC), which was the predecessor of Blue Owl for accounting and financial reporting purposes. References to the Owl Rock division refer to Owl Rock Capital Group and its subsidiaries that manage our Direct Lending products.

Partner Manager	Refers to alternative asset management firms in which the GP Capital Solution products invest.

Part I Fees	Refers to quarterly performance income on the net investment income of our BDCs and similarly structured products, subject to a fixed hurdle rate. These fees are classified as management fees throughout this report, as they are predictable and recurring in nature, not subject to repayment, and cash-settled each quarter.

Part II Fees	Generally refers to fees from our BDCs and similarly structured products that are paid in arrears as of the end of each measurement period when the cumulative aggregate realized capital gains exceed the cumulative aggregate realized capital losses and aggregate unrealized capital depreciation, less the aggregate amount of Part II Fees paid in all prior years since inception. Part II Fees are classified as realized performance income throughout this report.

Principals	Refers to our founders and senior members of management who hold, or in the future may hold, Class B Shares and Class D Shares. Class B Shares and Class D Shares collectively represent 80% of the total voting power of all shares.

Real Estate	Refers, unless context indicates otherwise, to our Real Estate products, which primarily focus on providing investors with predictable current income, and potential for appreciation, while focusing on limiting downside risk through a unique net lease strategy. Real Estate products are managed by the Oak Street division of Blue Owl.

Registrant	Refers to Blue Owl Capital Inc.

SEC	Refers to the U.S. Securities and Exchange Commission.

Tax Receivable Agreement or TRA	Refers to the Amended and Restated Tax Receivable Agreement, dated as of October 22, 2021, as may be amended from time to time by and among the Registrant, Blue Owl Capital GP LLC, the Blue Owl Operating Partnerships and each of the Partners (as defined therein) party thereto.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the SEC. We make available free of charge on our website (www.blueowl.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filing as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. We also use our website to distribute company information, including assets under management and performance information, and such information may be deemed material. Accordingly, investors should monitor our website, in addition to our press releases, SEC filings and public conference calls and webcasts.

Also posted on our website in the “Investor Relations—Governance” section is the charter for our Audit Committee, as well as our Corporate Governance Guidelines and Code of Business Conduct governing our directors, officers and employees. Information on or accessible through our website is not a part of or incorporated into this report or any other SEC filing. Copies of our SEC filings or corporate governance materials are available without charge upon written request to Blue Owl Capital Inc., 399 Park Avenue, 38th Floor, New York, New York 10022, Attention: Office of the Secretary. Any materials we file with the SEC are also publicly available through the SEC’s website (www.sec.gov).

No statements herein, available on our website or in any of the materials we file with the SEC constitute, or should be viewed as constituting, an offer of any fund.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, which reflect our current views with respect to, among other things, future events, operations and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “projects,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words, other comparable words or other statements that do not relate to historical or factual matters. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to various risks, uncertainties (some of which are beyond our control) or other assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some of these factors are described under the headings “Item 1A. Risk Factors” and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors should not be construed as exhaustive and should be read in conjunction with the risk factors and other cautionary statements that are included in this report and in our other periodic filings. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Therefore, you should not place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

The information required by this item is included in the Financial Statements set forth in the F-pages of this report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), should be read in conjunction with the unaudited consolidated and combined financial statements and the related notes included in this report. For a description of our business, please see “Business of Blue Owl” in the Annual Report.

2022 First Quarter Overview

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
Net (Loss) Income Attributable to Blue Owl Capital Inc. (After May 19, 2021) / Owl Rock (Prior to May 19, 2021)	$(11,815)	$39,414
Fee-Related Earnings(1)	$171,383	$46,350
Distributable Earnings(1)	$155,726	$40,254

(1)

For the specific components and calculations of these Non-GAAP measures, as well as a reconciliation of these measures to the most comparable measure in accordance with GAAP, see “—Non-GAAP Analysis” and “—Non-GAAP Reconciliations.”

Our results for first quarter of 2021 do not include the results of Dyal Capital or Oak Street; therefore, prior period amounts are not comparable to current period. Please see “—GAAP Results of Operations Analysis” and “—Non-GAAP Analysis” for a detailed discussion of the underlying drivers of our results, including the accretive impacts of the Dyal Acquisition and Oak Street Acquisition.

Assets Under Management

Blue Owl AUM: $102.0 billion FPAUM: $65.6 billion

Direct Lending Products AUM: $44.8 billion FPAUM: $32.7 billion	GP Capital Solutions Products AUM: $41.2 billion FPAUM: $23.7 billion	Real Estate Products AUM: $16.1 billion FPAUM: $9.3 billion

Diversified Lending Commenced 2016 AUM: $30.4 billion FPAUM: $21.1 billion	GP Minority Equity Commenced 2010 AUM: $39.6 billion FPAUM: $22.8 billion	Net Lease Commenced 2009 AUM: $16.1 billion FPAUM: $9.3 billion

Technology Lending Commenced 2018 AUM: $8.9 billion FPAUM: $7.7 billion	GP Debt Financing Commenced 2019 AUM: $1.3 billion FPAUM: $0.7 billion

First Lien Lending Commenced 2018 AUM: $3.5 billion FPAUM: $2.5 billion	Professional Sports Minority Investments Commenced 2021 AUM: $0.2 billion FPAUM: $0.2 billion

Opportunistic Lending Commenced 2020 AUM: $2.1 billion FPAUM: $1.4 billion

We finished the quarter with $102.0 billion of AUM, which included $65.6 billion of FPAUM. During the first quarter of 2022, approximately 95% of our management fees were earned on AUM that we refer to as permanent capital. As of March 31, 2022, we have approximately $7.7 billion in AUM not yet paying fees, providing approximately $105.0 million of annualized management fees once deployed or upon the expiration of certain fee holidays. See “—Assets Under Management” for additional information, including important information on how we define these metrics.

Business Environment

Our business is impacted by conditions in the financial markets and economic conditions in the U.S., and to a lesser extent, elsewhere in the world.

The public markets have witnessed volatility and dispersion in the first quarter of 2022 resulting from unexpectedly high and persistent inflation, a shifting interest rate environment, geopolitical events, and ongoing impact from COVID-19 globally. Allocations to alternative strategies have unsurprisingly created some near-term headwinds to industry-wide M&A and capital markets activity as investors paused to react to updated information, market expectations, and a changing investment landscape. We have benefited from this market volatility as an increasing number of sponsors and private companies have looked to Direct Lending for flexible and dependable financing, and capital that managers need to expand and diversify their platforms through our GP Capital Solutions products.

Higher than expected inflation has impacted expectations for the pace of rate hikes, driving market volatility and adjusting investors’ views on earnings growth for many public companies. We anticipate a net positive effect on our business from a rising rate environment. We expect our Direct Lending products to be a beneficiary of rising rates, as investor demand increases for senior secured floating rate assets focused on downside protection, and over time, the effect of rising rates would be positive for the net interest income of our Direct Lending products’ loan portfolios. For GP Capital Solutions, market volatility should drive demand for products managed by large, diversified managers, benefiting the types of firms our GP Capital Solutions products have typically taken stakes in. With respect to our Real Estate products, we believe there will continue to be strong demand for real estate strategies with long-term, contractual income that are positively correlated to inflation and backed by investment grade tenants, and that rising corporate borrowing costs will drive incremental demand for our Real Estate net lease solutions.

We believe that our disciplined investment philosophy across our distinct but complementary products contributes to the stability of our performance throughout market cycles. Our products have a stable base of permanent or long-term capital enabling us to invest in assets with a long-term focus over different points in a market cycle.

Assets Under Management

We present information regarding our AUM, FPAUM and various other related metrics throughout this MD&A to provide context around our fee generating revenues results, as well as indicators of the potential for future earnings from existing and new products. Our calculations of AUM and FPAUM may differ from the calculation methodologies of other asset managers, and as a result these measures may not be comparable to similar measures presented by other asset managers. In addition, our calculation of AUM includes amounts that are fee exempt (i.e., not subject to fees).

As of March 31, 2022, our assets under management include approximately $2.2 billion related to us, our executives and other employees. A portion of these assets under management relate to accrued carried interests, as well as investments that are not charged fees.

Composition of Assets Under Management

Our AUM consists of FPAUM, AUM not yet paying fees, fee-exempt AUM and net appreciation and leverage in products on which fees are based on commitments or investment cost. AUM not yet paying fees generally relates to unfunded capital commitments (to the extent such commitments are not already subject to fees), undeployed debt (to the extent we earn fees based on total asset values or investment cost, inclusive of assets purchased using debt) and AUM that is subject to a temporary fee holiday. Fee-exempt AUM represents certain investments by us, our employees, other related parties and third parties, as well as certain co-investment vehicles on which we do not earn fees.

Management uses AUM not yet paying fees as an indicator of management fees that will be coming online as we deploy existing assets in products that charge fees based on deployed and not uncalled capital, as well as AUM that is currently subject to a fee holiday that will expire at a predetermined time in the future. AUM not yet paying fees could provide approximately $105.0 million of additional annualized management fees once deployed or upon the expiration of the relevant fee holidays. Approximately $2.2 billion of AUM not yet paying fees moved to FPAUM on January 1, 2022, driven primarily by the expiration of certain fee holidays in Dyal Fund V, which was offset by a decrease in FPAUM for a step down in fee basis in Dyal Fund III of $0.9 billion.

Permanency and Duration of Assets Under Management

Our capital base is heavily weighted toward permanent capital. We use the term “permanent capital” to refer to AUM in our products that do not have ordinary redemption provisions or a requirement to exit investments and return the proceeds to investors after a prescribed period of time. Some of these products, however, may be required, or elect, to return all or a portion of capital gains and investment income. Permanent capital includes certain products that are subject to management fee step downs and/or roll-offs over time. Substantially all of our remaining AUM is in what we refer to as “long-dated funds.” These are funds in which the contractual remaining life is five years or more.

We view the permanency and duration of the products that we manage as a differentiator in our industry and as a means of measuring the stability of our future revenues stream. The chart below presents the composition of our management fees by remaining product duration. Changes in these relative percentages will occur over time as the mix of products we offer changes. For example, our Real Estate products have a higher concentration in long-dated funds, which in isolation may cause our percentage of management fees from permanent capital to decline.

Changes in AUM

	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
(dollars in millions)	Direct Lending	GP Capital Solutions	Real Estate	Total	Direct Lending	GP Capital Solutions	Real Estate	Total
Beginning Balance	$39,227	$39,906	$15,362	$94,495	$27,101	$26,220	$—	$53,321
Acquisition	—	—	—	—	—	—	—	—
New capital raised	1,938	1,566	360	3,864	235	911	—	1,146
Change in debt	3,618	—	—	3,618	329	—	—	329
Distributions	(284)	(758)	(165)	(1,207)	(181)	(74)	—	(255)
Change in value / other	276	439	533	1,248	293	3,139	—	3,432

Ending Balance	$44,775	$41,153	$16,090	$102,018	$27,777	$30,196	$—	$57,973

Direct Lending. Increase in AUM was driven by a combination of continued fundraising and debt deployment across the strategy.

•	$1.2 billion new capital raised in Diversified Lending, primarily driven by retail fundraising in ORCIC.

•	$0.7 billion new capital raised in Technology Lending, driven by continued fundraising in ORTF II, our second technology-focused BDC.

•	$3.6 billion of debt deployment across all of Direct Lending, as we continue to opportunistically deploy leverage in our BDCs.

GP Capital Solutions. Increase in AUM was driven by new capital raised, primarily in Dyal Fund V, and overall appreciation across all of our major products.

Real Estate. There was no material increase or decrease in AUM.

Changes in FPAUM

	Three Months Ended March 31, 2022				Three Months Ended March 31, 2021
(dollars in millions)	Direct Lending	GP Capital Solutions	Real Estate	Total	Direct Lending	GP Capital Solutions	Real Estate	Total
Beginning Balance	$32,029	$21,212	$8,203	$61,444	$20,862	$17,608	$—	$38,470
Acquisition	—	—	—	—	—	—	—	—
New capital raised / deployed	2,200	1,171	1,077	4,448	482	1,011	—	1,493
Fee basis change	—	1,268	—	1,268	—	—	—	—
Distributions	(278)	—	(161)	(439)	(149)	11	—	(138)
Change in value / other	(1,293)	—	156	(1,137)	276	—	—	276

Ending Balance	$32,658	$23,651	$9,275	$65,584	$21,471	$18,630	$—	$40,101

Direct Lending. Increase in FPAUM was driven by a combination of continued fundraising and debt deployment as discussed in the AUM section above, partially offset by a change in methodology that reduced FPAUM by approximately $1.5 billion.

GP Capital Solutions. Increase in FPAUM was driven by new capital raised, primarily in Dyal Fund V, and the expiration of certain fee holidays on January 1, 2022. The expiration of the fee holiday drove an increase in FPAUM of $2.2 billion, which was partially offset by a decrease in FPAUM for a step down in fee basis in Dyal Fund III of $0.9 billion.

Real Estate. There was no material increase or decrease in FPAUM.

Product Performance

Product performance for certain of our products is included throughout this discussion with analysis to facilitate an understanding of our results of operations for the periods presented. The performance information of our products reflected is not indicative of our performance. An investment in Blue Owl is not an investment in any of our products. Past performance is not indicative of future results. As with any investment, there is always the potential for gains as well as the possibility of losses. There can be no assurance that any of these products or our other existing and future products will achieve similar returns. MoIC and IRR data has not been presented for products that have launched within the last two years as such information is generally not meaningful (“NM”).

Direct Lending

								MoIC		IRR
(dollars in millions)	Year of Inception	AUM	Capital Raised (1)	Invested Capital (2)	Realized Proceeds (3)	Unrealized Value (4)	Total Value	Gross (5)	Net (6)	Gross (7)	Net (8)
Diversified Lending
ORCC	2016	$14,616	$6,018	$6,030	$2,024	$5,871	$7,895	1.41x	1.31x	11.8%	8.9%
ORCC II (9)	2017	$2,614	$1,383	$1,355	$269	$1,342	$1,611	NM	1.19x	NM	7.0%
ORCC III	2020	$3,651	$1,709	$1,659	$101	$1,664	$1,765	NM	NM	NM	NM
ORCIC	2020	$8,376	$2,810	$2,780	$71	$2,763	$2,834	NM	NM	NM	NM
Technology Lending
ORTF	2018	$7,185	$3,195	$3,196	$278	$3,457	$3,735	1.22x	1.17x	15.2%	11.2%
First Lien Lending (10)
Owl Rock First Lien Fund Levered	2018	$2,948	$1,161	$813	$116	$836	$952	1.22x	1.18x	10.2%	8.1%
Owl Rock First Lien Fund Unlevered	2019		$150	$144	$7	$147	$154	1.11x	1.08x	5.3%	3.5%

(1)	Includes reinvested dividends and share repurchases, if applicable.
(2)	Invested capital includes capital calls, reinvested dividends and periodic investor closes, as applicable.
(3)	Realized proceeds represent the sum of all cash distributions to investors.
(4)	Unrealized value represents the product’s NAV. There can be no assurance that unrealized values will be realized at the valuations indicated.
(5)

Gross multiple of invested capital (“MoIC”) is calculated by adding total realized proceeds and unrealized values of a product’s investments and dividing by the total amount of invested capital. Gross MoIC is before giving effect to management fees (including Part I Fees) and Part II Fees, as applicable.

(6)

Net MoIC measures the aggregate value generated by a product’s investments in absolute terms. Net MoIC is calculated by adding total realized proceeds and unrealized values of a product’s investments and dividing by the total amount of invested capital. Net MoIC is calculated after giving effect to management fees (including Part I Fees) and Part II Fees, as applicable, and all other expenses.

(7)

Gross IRR is an annualized since inception gross internal rate of return of cash flows to and from the product and the product’s residual value at the end of the measurement period. Gross IRRs are calculated before giving effect to management fees (including Part I Fees) and Part II Fees, as applicable.

(8)

Net IRRs are calculated consistent with gross IRRs, but after giving effect to management fees (including Part I Fees) and Part II Fees, as applicable, and all other expenses. An individual investor’s IRR may be different to the reported IRR based on the timing of capital transactions.

(9)

For the purposes of calculating Gross IRR, the expense support provided to the fund would be impacted when assuming a performance excluding management fees (including Part I Fees) and Part II Fees, and therefore is not meaningful for ORCC II.

(10)

Owl Rock First Lien Fund is comprised of three feeder funds: Onshore Levered, Offshore Levered and Insurance Unlevered. The gross and net MoIC and IRR presented in the chart are for Onshore Levered and Insurance Unlevered as those are the largest of the levered and unlevered feeder funds. The gross and net MoIC for the Offshore Levered feeder fund is 1.21x and 1.14x, respectively. The gross and net IRR for the Offshore Levered feeder is 9.6% and 6.4%, respectively. All other values for Owl Rock First Lien Fund Levered are for Onshore Levered and Offshore Levered combined. AUM is presented as the aggregate of the three Owl Rock First Lien Fund feeders. Owl Rock First Lien Fund Unlevered Investor equity and note commitments are both treated as capital for all values.

GP Capital Solutions

								MoIC		IRR
(dollars in millions)	Year of Inception	AUM	Capital Raised	Invested Capital (2)	Realized Proceeds (3)	Unrealized Value (4)	Total Value	Gross (5)	Net (6)	Gross (7)	Net (8)
GP Minority Equity (1)
Dyal Fund I	2011	$954	$1,284	$1,248	$583	$721	$1,304	1.19x	1.04x	3.8%	0.5%
Dyal Fund II	2014	$2,590	$2,153	$1,846	$421	$2,028	$2,449	1.48x	1.33x	11.9%	7.8%
Dyal Fund III	2015	$8,174	$5,318	$3,241	$2,591	$4,272	$6,863	2.54x	2.12x	31.8%	23.9%
Dyal Fund IV	2018	$14,330	$9,041	$4,807	$2,352	$6,667	$9,019	2.25x	1.88x	127.3%	81.2%
Dyal Fund V	2020	$7,798	$6,787	$926	$—	$1,758	$1,758	NM	NM	NM	NM

(1)	Valuation-related amounts and performance metrics are presented on a quarter lag and are exclusive of investments made by us and the related carried interest vehicles of the respective products.
(2)	Invested capital includes capital calls.
(3)	Realized proceeds represent the sum of all cash distributions to investors.
(4)	Unrealized value represents the product’s NAV. There can be no assurance that unrealized values will be realized at the valuations indicated.
(5)

Gross MoIC is calculated by adding total realized proceeds and unrealized values of a product’s investments and dividing by the total amount of invested capital. Gross MoIC is before giving effect to management fees and carried interest, as applicable.

(6)

Net MoIC measures the aggregate value generated by a product’s investments in absolute terms. Net MoIC is calculated by adding total realized proceeds and unrealized values of a product’s investments and dividing by the total amount of invested capital. Net MoIC is calculated after giving effect to management fees and carried interest, as applicable, and all other expenses.

(7)

Gross IRR is an annualized since inception gross internal rate of return of cash flows to and from the product and the product’s residual value at the end of the measurement period. Gross IRRs are calculated before giving effect to management fees and carried interest, as applicable.

(8)

Net IRR is an annualized since inception net internal rate of return of cash flows to and from the product and the product’s residual value at the end of the measurement period. Net IRRs reflect returns to all investors. Net IRRs are calculated after giving effect to management fees and carried interest, as applicable, and all other expenses. An individual investor’s IRR may be different to the reported IRR based on the timing of capital transactions.

Real Estate

								MoIC		IRR
(dollars in millions)	Year of Inception	AUM	Capital Raised	Invested Capital (2)	Realized Proceeds (3)	Unrealized Value (4)	Total Value	Gross (5)	Net (6)	Gross (7)	Net (8)
Net Lease (1)
Oak Street Real Estate Capital Fund IV	2017	$1,322	$1,250	$1,239	$923	$883	$1,806	1.60x	1.46x	27.2%	21.4%
Oak Street Real Estate Capital Net Lease Property Fund	2019	$5,671	$3,161	$2,600	$164	$2,951	$3,115	1.21x	1.20x	22.5%	21.4%
Oak Street Real Estate Capital Fund V	2020	$3,621	$2,500	$1,147	$304	$1,089	$1,393	NM	NM	NM	NM
Oak Street Asset-Backed Securitization (9)	2020	$3,001	$2,713	$342	$48	$352	$400	NM	NM	NM	NM

(1)	Valuation-related amounts and performance metrics, as well as invested capital and realized proceeds, are presented on a quarter lag where applicable.
(2)	Invested capital includes investments by the general partner, capital calls, dividends reinvested and periodic investors closes, as applicable.
(3)	Realized proceeds represent the sum of all cash distributions to all investors.
(4)	Unrealized value represents the fund’s NAV. There can be no assurance that unrealized values will be realized at the valuations indicated.
(5)

Gross MoIC is calculated by adding total realized proceeds and unrealized values of a product’s investments and dividing by the total amount of invested capital. Gross MoIC is before giving effect to management fees and carried interest, as applicable.

(6)

Net MoIC measures the aggregate value generated by a product’s investments in absolute terms. Net MoIC is calculated by adding total realized proceeds and unrealized values of a product’s investments and dividing by the total amount of invested capital. Net MoIC is calculated after giving effect to management fees and carried interest, as applicable, and all other expenses.

(7)

Gross IRR is an annualized since inception gross internal rate of return of cash flows to and from the product and the product’s residual value at the end of the measurement period. Gross IRRs are calculated before giving effect to management fees and carried interest, as applicable.

(8)

Net IRR is an annualized since inception net internal rate of return of cash flows to and from the product and the product’s residual value at the end of the measurement period. Net IRRs reflect returns to all investors. Net IRRs are calculated after giving effect to management fees and carried interest, as applicable, and all other expenses. An individual investor’s IRR may be different to the reported IRR based on the timing of capital transactions.

(9)

Capital raised for this product includes the par value of notes issued in the securitization. Invested capital, realized proceeds, unrealized and total values relate to the subordinated notes/equity of the securitization.

GAAP Results of Operations Analysis

As a result of the Dyal Acquisition and Oak Street Acquisition, prior year amounts are not comparable to current year amounts or expected future trends. Dyal Capital’s and Oak Street’s results of operations are included from the Business Combination Date and December 29, 2021, respectively.

Three Months Ended March 31, 2022, Compared to the Three Months Ended March 31, 2021

	Three Months Ended March 31,
(dollars in thousands)	2022	2021	$ Change
Revenues
Management fees, net (includes Part I Fees of $46,739 and 28,914)	$247,632	$94,713	$152,919
Administrative, transaction and other fees	28,345	13,511	14,834

Total Revenues, Net	275,977	108,224	167,753

Expenses
Compensation and benefits	193,892	47,984	145,908
Amortization of intangible assets	61,526	—	61,526
General, administrative and other expenses	43,294	14,860	28,434

Total Expenses	298,712	62,844	235,868

Other (Loss) Income
Net gains on investments	5	—	5
Interest expense	(12,834)	(5,858)	(6,976)
Change in TRA liability	(9,652)	—	(9,652)
Change in warrant liability	17,758	—	17,758
Change in earnout liability	(496)	—	(496)

Total Other (Loss) Income	(5,219)	(5,858)	639

(Loss) Income Before Income Taxes	(27,954)	39,522	(67,476)
Income tax (benefit) expense	(5,038)	188	(5,226)

Consolidated and Combined Net (Loss) Income	(22,916)	39,334	(62,250)
Net loss attributable to noncontrolling interests	11,101	80	11,021

Net (Loss) Income Attributable to Blue Owl Capital Inc.	$(11,815)	$39,414	$(51,229)

Revenues, Net

Management Fees. Management fees increased primarily due to the $96.8 million accretive impact of GP Capital Solution’s management fees and $17.2 million of Real Estate’s management fees as well as overall growth in FPAUM across all of our Diversified Lending product strategies. See Note 5 to our consolidated and combined financial statements for additional details on our GAAP management fees by product and strategy.

Administrative, Transaction and Other Fees. The increase in administrative, transaction and other fees was driven primarily by a $4.8 million increase of dealer manager revenue, a $2.6 million increase of administrative fees related to our Direct Lending products and $3.1 million increase of administrative fees related to our GP Capital Solutions products due to higher compensation and benefits being recovered from our products, which are included from the Business Combination Date. Also contributing to the year-over-year increase was a $4.3 million increase in fee income earned for services provided to portfolio companies.

Expenses

Compensation and Benefits. Compensation and benefits expenses increased by $96.2 million related to amortization of equity grants, $16.1 million related to acquisition related cash earnouts for Oak Street and an additional $33.6 million related to growth in our employee headcount as a result of the Dyal and Oak Street acquisitions as well as organic growth.

Amortization of Intangible Assets. These expenses relate to the amortization of intangible assets acquired in connection with the Dyal Acquisition and the Oak Street Acquisition.

General, Administrative and Other Expenses. The increase in general, administrative and other expenses was due to Transaction Expenses of $9.6 million, a $7.6 million increase in distribution costs due to placement fees associated with Dyal Fund V and certain private fund closes in Direct Lending as well as ongoing trail fees for historical fundraise Dyal products which are included from the Business Combination Date. The remaining net increase was driven primarily by our continued growth as a public company and transitioning back to the office from a remote workforce.

Other Loss

Interest expense. The increase in interest expense was driven by higher average debt outstanding, as in 2021 our long-term debt outstanding related to the $250.0 million term loan agreement (the “Term Loan”) that was repaid in the second quarter of 2021 using proceeds from the $700.0 million of 2031 Notes, a larger size facility. Further, we issued the $350.0 million of 2051 Notes during the fourth quarter of 2021 and $400.0 million of 2032 Notes during the first quarter of 2022. The impact of higher average borrowing outstanding in fiscal quarter 2022 was partially offset by lower average borrowing rates on the Notes in 2022 compared to the Term Loan in 2021.

Change in TRA liability. The change in TRA liability in 2022 was due to the impact of the time value of money on the portion of the TRA that is carried at fair value (i.e., Dyal Acquisition contingent consideration). The TRA was entered into in connection with the Business Combination in May 2021.

Change in warrant liability. The change in warrant liability in 2022 was driven by the decrease in the price of our Public Warrants, as such price directly impacts the valuation of our Private Placement Warrants. The warrants were issued in connection with the Business Combination in May 2021.

Change in earnout liability. There was no material change to the earnout liability.

Income Tax Benefit

Prior to the Business Combination, our income was generally subject to New York City Unincorporated Business Tax (“UBT”), as the operating entities are partnerships for U.S. federal income tax purposes. As a result of the Business Combination, the portion of income allocable to the Registrant is now also generally subject to corporate tax rates at the U.S. federal and state and local levels. This resulted in an increase in income tax benefit in the current year period. Please see Note 9 to our Financial Statements for a discussion of the significant tax differences that impacted our effective tax rate.

Net Loss Attributable to Noncontrolling Interest

Net loss attributable to noncontrolling interests in the current year primarily represents the allocation to Common Units of their pro rata share of the Blue Owl Operating Group’s post-Business Combination net loss due to the drivers discussed above. The Common Units represented an approximately 71% weighted average economic interest in the Blue Owl Operating Group during the first quarter of 2022. Prior to the Business Combination, amounts attributable to noncontrolling interests were not significant, and related primarily to third-party interests held in certain of our consolidated investment advisor holding companies.

Non-GAAP Analysis

In addition to presenting our consolidated and combined results in accordance with GAAP, we present certain other financial measures that are not presented in accordance with GAAP. Management uses these measures to assess the performance of our business, and we believe that this information enhances the ability of shareholders to analyze our performance from period to period. These non-GAAP financial measures supplement and should be considered in addition to and not in lieu of our GAAP results, and such measures should not be considered as indicative of our liquidity. Our non-GAAP measures may not be comparable to other similarly titled measured used by other companies. Please see “—Non-GAAP Reconciliations” for reconciliations of these measures to the most comparable measures prepared in accordance with GAAP.

Fee-Related Earnings and Related Components

Fee-Related Earnings is a supplemental non-GAAP measure of operating performance used to make operating decisions and assess our operating performance. Fee-Related Earnings excludes certain items that are required for the presentation of our results on a GAAP basis. Management also reviews the components that comprise Fee-Related Earnings (i.e., FRE Revenues and FRE Expenses) on the same basis used to calculate Fee-Related Earnings, and such components are also non-GAAP measures and have been identified with the prefix “FRE” in the tables and discussion below. Management believes that by excluding these items, which are described below, Fee-Related Earnings and its components can be useful as supplemental measures to our GAAP results in assessing our operating performance and focusing on whether our recurring revenues, primarily consisting of management fees, are sufficient to cover our recurring operating expenses.

Fee-Related Earnings exclude various items that are required for the presentation of our results under GAAP, including the following: noncontrolling interests in the Blue Owl Operating Partnerships; equity-based compensation expense; compensation expenses related to capital contributions in certain subsidiary holding companies that are in-turn paid as compensation to certain employees, as such contributions are not included in Fee-Related Earnings or Distributable Earnings; amortization of acquisition-related earnouts; amortization of intangible assets; “Transaction Expenses” as defined below; net gains (losses) on investments, changes in TRA, earnout and warrant liabilities; net losses on retirement of debt; interest and taxes. In addition, management reviews revenues by reducing GAAP administrative, transaction and other fees for certain expenses related to reimbursements from our products, which are presented gross for GAAP but net for non-GAAP measures. Transaction Expenses are expenses incurred in connection with the Business Combination and other acquisitions and strategic transactions, including subsequent adjustments related to such transactions, that were not eligible to be netted against consideration or recognized as acquired assets and assumed liabilities in the relevant transaction. Starting in the first quarter of 2022, Transaction Expenses also include expenses paid on behalf of certain products that are expected to be reimbursed in subsequent periods; such amounts were not material to the prior periods presented, and therefore such periods have not be restated for this change.

Distributable Earnings

Distributable Earnings is a supplemental non-GAAP measure of operating performance that equals Fee-Related Earnings plus or minus, as relevant, realized performance income and related compensation, interest expense, as well as amounts payable for taxes and payments made pursuant to the TRA. Amounts payable for taxes presents the current income taxes payable related to the respective period’s earnings, assuming that all Distributable Earnings were allocated to the Registrant, which would occur following the exchange of all Blue Owl Operating Group Units for Class A Shares. Current income taxes payable and payments made pursuant to the TRA reflect the benefit of tax deductions that are excluded when calculating Distributable Earnings (e.g., equity-based compensation expenses, net losses on retirement of debt, Transaction Expenses, tax goodwill, etc.). If these tax deductions were to be excluded from amounts payable for taxes, Distributable Earnings would be lower and our effective tax rate would appear to be higher, even though a lower amount of income taxes would have been paid or payable for a period’s earnings. We make these adjustments when calculating Distributable Earnings to more accurately reflect the net realized earnings that are expected to be or become available for distribution or reinvestment into our business. Management believes that Distributable Earnings can be useful as a supplemental performance measure to our GAAP results assessing the amount of earnings available for distribution.

Fee-Related Earnings and Distributable Earnings Summary

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
FRE revenues	$272,598	$103,771
FRE expenses	(101,735)	(57,501)
Net loss allocated to noncontrolling interests included in Fee-Related Earnings	520	80

Fee-Related Earnings	$171,383	$46,350

Distributable Earnings	$155,726	$40,254

Fee-Related Earnings and Distributable Earnings increased year-over-year as a result of the accretive impact of the Dyal Acquisition and Oak Street Acquisition, as well as higher FRE revenues from our Direct Lending products. These increases were offset by higher FRE expenses, primarily due to compensation and benefits as discussed further below.

FRE Revenues

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
Direct Lending Products
Diversified lending	$105,452	$76,478
Technology lending	23,030	13,857
First lien lending	3,681	3,815
Opportunistic lending	1,541	563

Management Fees, Net	133,704	94,713
Administrative, transaction and other fees	14,473	9,058

FRE Revenues - Direct Lending Products	148,177	103,771

GP Capital Solutions Products
GP minority equity investments	102,100	—
GP debt financing	3,092	—
Professional sports minority investments	500	—

Management Fees, Net	105,692	—
Administrative, transaction and other fees	1,571	—

FRE Revenues - GP Capital Solutions Products	107,263	—

Real Estate Products
Net lease	17,158	—

Management Fees, Net	17,158	—

FRE Revenues - Real Estate Products	17,158	—

Total FRE Revenues	$272,598	$103,771

FRE revenues increased due to the accretive impact of the Dyal Capital and Oak Street acquisitions. FRE revenues also increased as a result of overall growth in FPAUM across all of our Diversified Lending product strategies. Also contributing to the increase were higher administrative, transaction and other fees due to higher fee income earned for services provided to portfolio companies.

FRE Expenses

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
FRE compensation and benefits	$(74,969)	$(44,530)
FRE general, administrative and other expenses	(26,766)	(12,971)

Total FRE Expenses	$(101,735)	$(57,501)

FRE expenses increased primarily due to higher FRE compensation and benefits as a result of increased headcount, both in the legacy Owl Rock business, as well as due to an increase related to the Dyal Acquisition and Oak Street Acquisition. FRE general, administrative and other expenses increased primarily due to increased distribution costs, increased costs related to being a public company and increased travel and office-related expenses as we transition from working remotely back to the office. See “—GAAP Results of Operations Analysis” for additional information on these drivers.

Non-GAAP Reconciliations

The table below presents the reconciliation of the non-GAAP measures presented throughout this MD&A. Please see “—Non-GAAP Analysis” for important information regarding these measures.

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
GAAP (Loss) Income Before Income Taxes	$(27,954)	$39,522
Net loss allocated to noncontrolling interests included in Fee-Related Earnings	520	80
Strategic Revenue-Share Purchase consideration amortization	8,922	—
Equity-based compensation	96,601	—
Capital-related compensation	830	—
Acquisition-related cash earnout amortization	16,082	—
Amortization of intangible assets	61,526	—
Transaction Expenses	9,637	890
Interest expense	12,834	5,858
Net gains on investments	(5)	—
Change in TRA liability	9,652	—
Change in warrant liability	(17,758)	—
Change in earnout liability	496	—

Fee-Related Earnings	171,383	46,350
Interest expense	(12,834)	(5,858)
Taxes and TRA payments	(2,823)	(238)

Distributable Earnings	155,726	40,254
Interest expense	12,834	5,858
Taxes and TRA payments	2,823	238
Fixed assets depreciation and amortization	218	131

Adjusted EBITDA	$171,601	$46,481

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
GAAP Revenues	$275,977	$108,224
Strategic Revenue-Share Purchase consideration amortization	8,922	—
Administrative and other fees	(12,301)	(4,453)

FRE Revenues	$272,598	$103,771

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
GAAP Compensation and Benefits	$193,892	$47,984
Equity-based compensation	(96,188)	—
Capital-related compensation	(830)	—
Acquisition-related cash earnout amortization	(16,082)	—
Administrative and other expenses	(5,823)	(3,454)

FRE Compensation and Benefits	$74,969	$44,530

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
GAAP General, Administrative and Other Expenses	$43,294	$14,860
Transaction Expenses	(9,637)	(890)
Equity-based compensation	(413)	—
Administrative and other expenses	(6,478)	(999)

FRE General, Administrative and Other Expenses	$26,766	$12,971

Liquidity and Capital Resources

Overview

We rely on management fees as the primary source of our operating liquidity. From time to time we may rely on the use of revolving credit facilities between management fee collection dates, which generally occur on a quarterly basis. We may also rely on our Revolving Credit Facility for liquidity needed to fund acquisitions, which we may replace with longer-term financing, subject to market conditions. To the extent that we have excess liquidity, we may invest such excess liquidity in corporate bonds, agency securities and other investments.

We ended the first quarter of 2022 with $186.0 million of cash and cash equivalents and $714.8 million available under our Revolving Credit Facility. Based on management’s experience and our current level of liquidity and assets under management, we believe that our current liquidity position and cash generated from management fees will continue to be sufficient to meet our anticipated working capital needs for at least the next 12 months.

Over the short and long term, we may use cash and cash equivalents, issue additional debt or equity securities, or may seek other sources of liquidity to:

•	Grow our existing investment management business.

•	Expand, or acquire, into businesses that are complementary to our existing investment management businesses or other strategic growth initiatives.

•	Pay operating expenses, including cash compensation to our employees.

•	Repay debt obligations and interest thereon.

•	Opportunistically repurchase Class A Shares pursuant to the Share Repurchase Program (as defined below).

•	Pay income taxes and amounts due under the TRA.

•	Pay dividends to holders of our Class A Shares, as well as make corresponding distributions to holders of Common Units at the Blue Owl Operating Group level.

•	Fund investment commitments to existing or future products.

Debt Obligations

As of March 31, 2022, our long-term debt obligations consisted of $700.0 million of 2031 Notes, $400.0 million of 2032 Notes and $350.0 million of 2051 Notes. We expect to use cash on hand to pay interest and principal due on our financing arrangements over time, which would reduce amounts available for dividends and distributions to our shareholders. We may choose to refinance all or a portion of any amounts outstanding on or prior to their respective maturity dates by issuing new debt, which could result in higher borrowing costs. We may also choose to repay borrowing by using proceeds from the issuance of equity or other securities, which would dilute shareholders. See Note 3 to our consolidated and combined financial statements in this report for additional information regarding our debt obligations.

Management regularly reviews Adjusted EBITDA to assess our ability to service our debt obligations. Adjusted EBITDA is equal to Distributable Earnings plus interest expense, taxes payable and TRA payments, and fixed assets depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure that supplements and should be considered in addition to and not in lieu of our GAAP results, and such measure should not be considered as indicative of our liquidity. Adjusted EBITDA may not be comparable to other similarly titled measured used by other companies. Adjusted EBITDA was $171.6 million for the quarter ended March 31, 2022. Please see “—Non-GAAP Reconciliations” for reconciliations of Adjusted EBITDA to the most comparable measures prepared in accordance with GAAP.

Tax Receivable Agreement

As discussed in Note 10 to our consolidated and combined financial statements in this report, we may in the future be required to make payments under the TRA. As of March 31, 2022, assuming no material changes in the relevant tax law and that we generate sufficient taxable income to realize the full tax benefit of the increased amortization resulting from the increase in tax basis of certain Blue Owl Operating Group assets, we expect to pay approximately $806.5 million under the TRA. Future cash savings and related payments under the TRA in respect of subsequent exchanges of Blue Owl Operating Group Units for Class A or B Shares would be in addition to these amounts.

Payments under the tax receivable agreement are anticipated to increase the tax basis adjustment and, consequently, result in increasing annual amortization deductions in the taxable years of and after such increases to the original basis adjustments, and potentially will give rise to increasing tax savings with respect to such years and correspondingly increasing payments under the TRA.

The obligation to make payments under the tax receivable agreement is an obligation of Blue Owl GP, and any other corporate taxpaying entities that in the future may hold GP Units, and not of the Blue Owl Operating Group. We may need to incur debt to finance payments under the TRA to the extent the Blue Owl Operating Group does not distribute cash to Registrant or Blue Owl GP in an amount sufficient to meet our obligations under the TRA.

The actual increase in tax basis of the Blue Owl Operating Group assets resulting from an exchange or from payments under the TRA, as well as the amortization thereof and the timing and amount of payments under the TRA, will vary based upon a number of factors, including the following:

•

The amount and timing of our taxable income will impact the payments to be made under the TRA. To the extent that we do not have sufficient taxable income to utilize the amortization deductions available as a result of the increased tax basis in the Blue Owl Operating Partnerships’ assets, payments required under the TRA would be reduced.

•

The price of our Class A Shares at the time of any exchange will determine the actual increase in tax basis of the Blue Owl Operating Partnerships’ assets resulting from such exchange; payments under the TRA resulting from future exchanges, if any, will be dependent in part upon such actual increase in tax basis.

•

The composition of the Blue Owl Operating Group assets at the time of any exchange will determine the extent to which we may benefit from amortizing the increased tax basis in such assets and thus will impact the amount of future payments under the TRA resulting from any future exchanges.

•

The extent to which future exchanges are taxable will impact the extent to which we will receive an increase in tax basis of the Blue Owl Operating Group assets as a result of such exchanges, and thus will impact the benefit derived by us and the resulting payments, if any, to be made under the TRA.

•	The tax rates in effect at the time any potential tax savings are realized, which would affect the amount of any future payments under the TRA.

Depending upon the outcome of these and other factors, payments that we may be obligated to make under the TRA in respect of exchanges could be substantial. In light of the numerous factors affecting our obligation to make payments under the TRA, the timing and amounts of any such actual payments are not reasonably ascertainable.

Warrants

We classify the warrants issued in connection with the Business Combination as liabilities in our consolidated and combined statements of financial condition, as in the event of a change in control, warrant holders have the ability to demand cash settlement from us. In addition, we have the option to cash settle outstanding warrants when certain criteria is met, as described in Note 2 to our Financial Statements. To the extent we have insufficient cash on hand or that we opt to, we may rely on debt or equity financing to facilitate these transactions in the future if needed.

Oak Street Cash Earnout

A portion of the Oak Street Cash Earnout is classified as a liability and represents the fair value of the obligation to make future cash payments that would need to be made if all the respective Oak Street Triggering Events occur. Further, the portion classified as compensation expense will be expensed and a corresponding accrued compensation liability will be recorded over the service period. To the extent we have insufficient cash on hand or that we opt to, we may rely on debt or equity financing to facilitate these transactions in the future. See Note 2 to our Financial Statements for additional information.

Dividends and Distributions

We intend to continue to pay to Class A Shareholders (and Class B Shareholders in the future to the extent any Class B Shares are outstanding) a quarterly dividend representing approximately 85% of Distributable Earnings following the end of each quarter. Blue Owl Capital Inc.’s share of Distributable Earnings, subject to adjustment as determined by our Board to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and products, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments, operating reserves, clawback obligations and dividends to shareholders for any ensuing quarter. All of the foregoing is subject to the qualification that the declaration and payment of any dividends are at the sole discretion of our Board, and our Board may change our dividend policy at any time, including, without limitation, to reduce or eliminate dividends entirely.

The Blue Owl Operating Partnerships will make cash distributions (“Tax Distributions”) to the partners of such partnerships, including to Blue Owl GP, if we determine that the taxable income of the relevant partnership will give rise to taxable income for its partners. Generally, Tax Distributions will be computed based on our estimate of the taxable income of the relevant partnership allocable to a partner multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, New York State and New York City income tax rates prescribed for an individual or corporate resident in New York City (taking into account certain assumptions set forth in the relevant partnership agreements). Tax Distributions will be made only to the extent distributions from the Blue Owl Operating Partnerships for the relevant year were otherwise insufficient to cover the estimated assumed tax liabilities.

Holders of our Class A and B Shares may not always receive distributions or may receive lower distributions on a per share basis at a time when we, indirectly through Blue Owl GP, and holders of our Common Units are receiving distributions on their interests, as distributions to the Registrant and Blue Owl GP may be used to settle tax and TRA liabilities, if any, and other obligations.

Dividends are expected to be treated as qualified dividends under current law to the extent of the Company’s current and accumulated earnings and profits, with any excess dividends treated as a return of capital to the extent of a shareholder’s basis, and any remaining excess generally treated as gain realized on the sale or other disposition of stock.

Risks to our Liquidity

Our ability to obtain financing provides us with additional sources of liquidity. Any new financing arrangement that we may enter into may have covenants that impose additional limitations on us, including with respect to making distributions, entering into business transactions or other matters, and may result in increased interest expense. If we are unable to secure financing on terms that are favorable to us, our business may be adversely impacted. No assurance can be given that we will be able to issue new debt, enter into new credit facilities or issue equity or other securities in the future on attractive terms or at all.

Adverse market conditions, including from unexpectedly high and persistent inflation, a shifting interest rate environment, geopolitical events, and ongoing impact from COVID-19 globally, may negatively impact our liquidity. Cash flows from management fees may be impacted by a slowdown or a decline in fundraising and deployment, as well as declines in the value of investments held in certain of our products.

LIBOR Transition

On March 5, 2021, the UK Financial Conduct Authority announced that it would phase out LIBOR as a benchmark immediately after December 31, 2021, for sterling, euro, Japanese yen, Swiss franc and 1-week and 2-month U.S. Dollar settings and immediately after June 30, 2023, the remaining U.S. Dollar settings. Our Notes are fixed rate borrowings, and therefore the LIBOR phase out will not have an impact on this borrowing. The Revolving Credit Facility is subject to SOFR rates at our option, or alternative rates that are not tied to LIBOR. Certain of our products hold investments and have borrowings that are tied to LIBOR, and we continue to focus on managing any risk related to those exposures. Our senior management has oversight of these transition efforts. See “Risk Factors—Risks Related to Legal and Regulatory Environment—Changes to the method of determining the London Interbank Offered Rate (“LIBOR”) or the selection of a replacement for LIBOR may affect the value of investments held by our products and could affect our results of operations and financial results.”

Cash Flows Analysis

	Three Months Ended March 31,
(dollars in thousands)	2022	2021	$ Change
Net cash provided by (used in):
Operating activities	$93,204	$587	$92,617
Investing activities	(22,607)	(295)	(22,312)
Financing activities	72,788	(3,358)	76,146

Net Change in Cash and Cash Equivalents	$143,385	$(3,066)	$146,451

Operating Activities. Our net cash flows from operating activities are generally comprised of management fees, less cash used for operating expenses, including interest paid on our debt obligations. One of our largest operating cash outflows generally relates to bonus expense, which are generally paid out during the first quarter of the year following the expense.

Net cash flows from operating activities increased from the prior year period due to the inclusion of the GP Capital Solutions and Real Estate related cash flows, as well as higher management fees from our Direct Lending products. These increases were partially offset by higher 2021 discretionary bonuses, which were paid in the first quarter of 2022, as compared to discretionary bonuses in 2020, which were paid in the first quarter of 2021.

Investing Activities. Cash flows from investing activities for 2022 were primarily related to leasehold improvements associated with certain office spaces. In 2021, cash flows related to investing activities were not material.

Financing Activities. Cash flows from financing activities for 2022 were primarily driven by dividends on our Class A Shares and related distributions on our Common Units (noncontrolling interests). Our cash flows from financing activities also benefited from a net increase to our debt as a result of the proceeds from our 2032 Notes, which were used to finance working capital needs and general capital purposes, partially offset by repayments under our Revolving Credit Facility.

Our 2021 cash flows related to financing activities included borrowings and repayments under our previously outstanding revolving credit facilities. In addition, distributions related to pre-Business Combination-related earnings was another significant financing cash flow in the prior-year period.

Critical Accounting Estimates

We prepare our Financial Statements in accordance with U.S. GAAP. In applying many of these accounting principles, we make estimates that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated and combined financial statements. We base our estimates on historical experience and other factors that we believe are reasonable under the circumstances. These estimates, however, are subjective and subject to change, and actual results may differ materially from our current estimates due to the inherent nature of these estimates, including uncertainty in the current economic environment due to unexpectedly high and persistent inflation, a shifting interest rate environment, geopolitical events, and ongoing impact from COVID-19 globally. For a summary of our significant accounting policies, see Note 2 to our Financial Statements.

Estimation of Fair Values

Investments Held by our Products

The fair value of the investments held by our Direct Lending products is the primary input to the calculation for the majority of our management fees. Management fees from our GP Capital Solutions and Real Estate products are generally based on commitments or investment cost, so our management fees are generally not impacted by changes in the estimated fair values of investments held by these products. However, to the extent that management fees are calculated based on investment cost of the product’s investments, the amount of fees that we may charge will increase or decrease from the effect of changes in the cost basis of the product’s investments, including potential impairment losses. In the absence of observable market prices, we use valuation methodologies applied on a consistent basis and assumptions that we believe market participants would use to determine the fair value of the investments. For investments where little market activity exists, the determination of fair value is based on the best information available, we incorporate our own assumptions and involves a significant degree of judgment, and the consideration of a combination of internal and external factors.

Our products generally value their investments at fair value, as determined in good faith by each product’s respective board of directors or valuation committee, as applicable, based on, among other things, the input of third party valuation firms and taking into account the nature and realizable value of any collateral, an investee’s ability to make payments and its earnings, the markets in which the investee operates, comparison to publicly traded companies, discounted cash flows, current market interest rates and other relevant factors. Because such valuations are inherently uncertain, the valuations may fluctuate significantly over time due to changes in market conditions. These valuations would, in turn, have corresponding proportionate impacts on the amount of management fees that we may earn from certain products on which revenues are based on the fair value of investments.

TRA Liability

We carry a portion of our TRA liability at fair value, as it is contingent consideration related to the Dyal Acquisition. The valuation of this portion of the TRA liability is mostly sensitive to our expectation of future cash savings that we may ultimately realize related to our tax goodwill and other intangible assets deductions. We then apply a discount rate that we believe is appropriate given the nature of and expected timing of payments of the liability. A decrease in the discount rate assumption would result in an increase in the fair value estimate of the liability, which would have a correspondingly negative impact on our GAAP results of operations. However, payments under the TRA are ultimately only made to the extent we realize the offsetting cash savings on our income taxes due to the tax goodwill and other intangibles deduction. See Note 8 to our Financial Statements for additional details.

Earnout Liability and Private Placement Warrants Liability

The fair values of our Earnout Securities liability and Private Placement Warrants liability were determined using various significant unobservable inputs. The assumptions used could have a material impact on the valuation of these liabilities, and include our best estimate of expected volatility, expected holding periods and appropriate discounts for lack of marketability. Changes in the estimated fair values of these liabilities may have material impacts on our results of operations in any given period, as any increases in these liabilities have a corresponding negative impact on our GAAP results of operations in the period in which the changes occur. See Note 8 to our Financial Statements for additional details.

Equity-based Compensation

The fair values of our equity-based compensation RSU and Incentive Unit grants are generally determined using our Class A Share price on the grant date, adjusted for the lack of dividend participation during the vesting period, and the application of a discount for lack of marketability on RSUs and Incentive Units that are subject to a one-year post-vesting transfer restriction. The higher these discounts, the lower the compensation expense taken over time for these grants.

For the Oak Street Earnout Units that were classified as equity-based compensation for GAAP, we used Monte Carlo simulations that had various significant unobservable inputs. The assumptions used have a material impact on the valuation of these grants, and include our best estimate of expected volatility, expected holding periods and appropriate discounts for lack of marketability. The higher the expected volatility, the higher the compensation expense taken each period for these grants. The higher the expected holding periods and discount for lack of marketability, the lower the compensation expense taken each period for these grants. See Note 7 to our Financial Statements for additional details.

Deferred Tax Assets

Substantially all of our deferred tax assets relate to the goodwill and other intangible assets deductible for tax purposes, as well as subsequent payments expected to be made under the TRA. In accordance with relevant tax rules, we expect to take substantially all of these goodwill and other intangible deductions over a 15-year period following the applicable transaction. To the extent we generate insufficient taxable income to take the full deduction in any given year, we will generate a net operating loss (“NOL”) that is available for us to use over an indefinite carryforward period in order to fully realize the deferred tax assets.

When evaluating the realizability of deferred tax assets, all evidence—both positive and negative—is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies. We did not take into account any tax planning strategies when arriving at this conclusion; however, the other assumptions underlying the taxable income estimates, are based on our near-term operating model. If we experience a significant decline in AUM for any extended time during the period for which these estimates relate and we do not otherwise experience offsetting growth rates in other periods, we may not generate taxable income sufficient to realize the deferred tax assets and may need to record a valuation allowance. However, given the indefinite carryforward period available for NOLs and the conservative estimates used to prepare the taxable income projections, the sensitivity of our estimates and assumptions are not likely to have a material impact on our conclusion that a valuation allowance is not needed.

Impairment of Goodwill and Other Intangible Assets

Our ongoing accounting for goodwill and other intangible assets acquired as part of the Business Combination requires us to make significant estimates and assumptions as we exercise judgement to evaluate these assets for impairment. We generally undertake a qualitative review of factors that may indicate whether an impairment exists. We take into account factors such as the growth in AUM and FPAUM, general economic conditions, and various other factors that require judgement in deciding whether a quantitative analysis should be undertaken. Our evaluation for indicators of impairment may not capture a potential impairment, which could result in an overstatement of the carrying values of goodwill and other intangible assets.

Impact of Changes in Accounting on Recent and Future Trends

We believe that none of the changes to GAAP that went into effect during the three months ended March 31, 2022, or that have been issued but that we have not yet adopted, are expected to substantively impact our future trends.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Our primary exposure to market risk is the indirect impact that movements in the fair value of investments in products has on our management fees. In our Direct Lending products, our management fees are generally based on the fair value of the gross assets held by such products, and therefore changes in the fair value of those assets impacts the management fees we earn in any given period. These management fees will be increased (or reduced) in direct proportion to the effect of changes in the market value of our investments in the related funds. The proportion of our management fees that are based on fair value is dependent on the number and types of investment funds in existence and the current stage of each fund’s life cycle. Management fees from our GP Capital Solutions and Real Estate products, however, are generally based on capital commitments or investment cost, and therefore management fees are not materially impacted by changes in fair values of the underlying investments held by those products. To the extent that management fees are calculated based on investment cost of the product’s investments, the amount of fees that we may charge will increase or decrease from the effect of changes in the cost basis of the product’s investments, including potential impairment losses.

Interest Rate Risk

Our Notes bear interest at fixed rates. Our Revolving Credit Facility bears interest at a variable rate based on SOFR (or an alternative base rate at our option). As of the date of this report, we have no borrowings outstanding under our Revolving Credit Facility, and therefore changes in interest rates would not have a material impact on interest expense.

Credit Risk

We generally endeavor to minimize our risk of exposure by limiting to reputable financial institutions the counterparties with which we enter into financial transactions. As of March 31, 2022 and December 31, 2021, we had cash balances with financial institutions in excess of Federal Deposit Insurance Corporation insured limits. We seek to mitigate this exposure by monitoring the credit standing of these financial institutions.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2022. Based upon that evaluation and subject to the foregoing, our principal executive officer and principal financial officer concluded that, as of March 31, 2022, the design and operation of our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended March 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. See “— Item 1A. Risk Factors.” We are not currently subject to any pending legal (including judicial, regulatory, administrative or arbitration) proceedings that we expect to have a material impact on our consolidated and combined financial statements. However, given the inherent unpredictability of these types of proceedings and the potentially large and/or indeterminate amounts that could be sought, an adverse outcome in certain matters could have a material effect on Blue Owl’s financial results in any particular period. See Note 10 to our Financial Statements for additional information.

Item 1A. Risk Factors.

Some factors that could cause our actual results to differ materially from those results in this report are described as risks in our Annual Report. Any of these factors could materially and adversely affect our business, financial condition, results of operations and cash flows. As of the date of this report, there have been no material changes to the risk factors previously disclosed in the Annual Report. We may, however, disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Share Repurchases

The table below presents purchases made by or on behalf of Blue Owl Capital Inc. or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) under the Exchange Act) of shares of our Class A Shares during each of the indicated periods:

(dollars in thousands, except per share data)
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs(1)
January 1, 2022 - January 31, 2022	—	$—	—	$100,000
February 1, 2022 - February 28, 2022	—	—	—	100,000
March 1, 2022 - March 31, 2022	2,000	12.09	2,000	75,825

Total	2,000		2,000

(1)

On May 19, 2021, Blue Owl’s Board authorized the repurchase of up to $100.0 million of Class A Shares. Under the repurchase program, repurchases may be made from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual numbers repurchased will depend on a variety of factors, including legal requirements, price and economic and market conditions. The repurchase program was set to expire on May 19, 2022. On May 4, 2022, Blue Owl’s Board authorized renewing the repurchase program, and increased the amount to up to $150.0 million of Class A Shares. The repurchase program may be changed, suspended or discontinued at any time and will terminate upon the earlier of (i) the purchase of all shares available under the repurchase program or (ii) December 31, 2024.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits

Exhibit Number	Description

3.1*	Certificate of Incorporation of Blue Owl Capital Inc., as amended

4.1*	Description of Securities

4.2	Third Supplemental Indenture dated as of February 15, 2022 among Blue Owl Finance LLC, as issuer, Blue Owl Capital Holdings LP, Blue Owl Capital Carry LP, Owl Rock Capital Group LLC, Dyal Capital Holdings (incorporated by reference to Exhibit 4.2 of Blue Owl Capital Inc. Current Report on Form 8-K filed on February 15, 2022)

4.3	Form of 4.375% Senior Note due 2032 (included in Exhibit 4.2 hereto) (incorporated by reference to Exhibit 4.3 of Blue Owl Capital Inc. Current Report on Form 8-K filed on February 15, 2022)

10.1	Second Amended and Restated Limited Partnership Agreement of Blue Owl Capital Carry LP (incorporated by reference to Exhibit 10.2 of Blue Owl Capital Inc. Current Report on Form 8-K filed on October 25, 2021)

10.2	Second Amended and Restated Limited Partnership Agreement of Blue Owl Capital Holdings LP (incorporated by reference to Exhibit 10.3 of Blue Owl Capital Inc. Current Report on Form 8-K filed on October 25, 2021)

10.3	Amendment No. 1 to Blue Owl Capital Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Blue Owl Capital Inc. Current Report on Form 8-K filed on October 25, 2021)

10.4	Form of Incentive Unit Grant Agreement (incorporated by reference to Exhibit 10.4 of Blue Owl Capital Inc. Current Report on Form 8-K filed on October 25, 2021)

10.5	Form of RSU Award Agreement for Directors (incorporated by reference to Exhibit 10.5 of Blue Owl Capital Inc. Current Report on Form 8-K filed on October 25, 2021)

10.6	Form of RSU Award Agreement for Employees (incorporated by reference to Exhibit 10.6 of Blue Owl Capital Inc. Current Report on Form 8-K filed on October 25, 2021)

31.1*	Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101*	Interactive data files pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated and Combined Statements of Financial Condition as of March 31, 2022 and December 31, 2021, (ii) the Consolidated and Combined Statements of Operations for the three months ended March 31, 2022 and 2021, (iii) the Consolidated and Combined Statements of Changes in Shareholders’ Equity (Deficit) for the three months ended March 31, 2022 and 2021, (iv) the Consolidated and Combined Statements of Cash Flows for the three months ended March 31, 2022 and 2021, and (v) the Notes to the Consolidated and Combined Financial Statements

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 5, 2022	Blue Owl Capital Inc.

	By:	/s/ Alan Kirshenbaum
Alan Kirshenbaum
Chief Financial Officer

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Consolidated and Combined Statements of Financial Condition (Unaudited)

(Dollars in Thousands, Except Per Share Data)

	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	$185,952	$42,567
Due from related parties	211,582	224,576
Operating lease assets	86,241	86,033
Strategic Revenue-Share Purchase consideration, net	486,400	495,322
Deferred tax assets	648,536	635,624
Intangible assets, net	2,549,885	2,611,411
Goodwill	4,132,245	4,132,245
Other assets, net (includes investments of $— and $1,311 at fair value, respectively)	60,090	38,620

Total Assets	$8,360,931	$8,266,398

Liabilities
Debt obligations, net	$1,412,539	$1,174,167
Accrued compensation	92,565	155,606
Operating lease liabilities	90,133	88,480
Deferred tax liabilities	44,376	48,962
TRA liability (includes $120,978 and $111,325 at fair value, respectively)	695,195	670,676
Warrant liability, at fair value	51,040	68,798
Earnout liability, at fair value	144,296	143,800
Accounts payable, accrued expenses and other liabilities	85,943	68,339

Total Liabilities	2,616,087	2,418,828

Commitments and Contingencies (Note 10)
Shareholders’ Equity
Class A Shares, par value $0.0001 per share, 2,500,000,000 authorized, 407,639,908 and 404,919,411 issued and outstanding, respectively	41	40
Class C Shares, par value $0.0001 per share, 1,500,000,000 authorized, 670,147,025 and 674,766,200 issued and outstanding, respectively	67	67
Class D Shares, par value $0.0001 per share, 350,000,000 authorized, 319,132,127 and 319,132,127 issued and outstanding, respectively	32	32
Additional paid-in capital	2,166,232	2,160,934
Accumulated deficit	(549,826)	(497,506)

Total Shareholders’ Equity Attributable to Blue Owl Capital Inc.	1,616,546	1,663,567
Shareholders’ equity attributable to noncontrolling interests	4,128,298	4,184,003

Total Shareholders’ Equity	5,744,844	5,847,570

Total Liabilities and Shareholders’ Equity	$8,360,931	$8,266,398

The accompanying notes are an integral part of these consolidated and combined financial statements.

Blue Owl Capital Inc.

Consolidated and Combined Statements of Operations (Unaudited)

(Prior to May 19, 2021, Owl Rock)

(Dollars in Thousands, Except Per Share Data)

	Three Months Ended March 31,
	2022	2021
Revenues
Management fees, net (includes Part I Fees of $46,739 and 28,914, respectively)	$247,632	$94,713
Administrative, transaction and other fees	28,345	13,511

Total Revenues, Net	275,977	108,224

Expenses
Compensation and benefits	193,892	47,984
Amortization of intangible assets	61,526	—
General, administrative and other expenses	43,294	14,860

Total Expenses	298,712	62,844

Other (Loss) Income
Net gains on investments	5	—
Interest expense	(12,834)	(5,858)
Change in TRA liability	(9,652)	—
Change in warrant liability	17,758	—
Change in earnout liability	(496)	—

Total Other (Loss) Income	(5,219)	(5,858)

(Loss) Income Before Income Taxes	(27,954)	39,522
Income tax (benefit) expense	(5,038)	188

Consolidated and Combined Net (Loss) Income	(22,916)	39,334
Net loss attributable to noncontrolling interests	11,101	80

Net (Loss) Income Attributable to Blue Owl Capital Inc. (After May 19, 2021) / Owl Rock (Prior to May 19, 2021)	$(11,815)	$39,414

Net Loss Attributable to Class A Shares	$(11,815)

Net Loss per Class A Share
Basic	$(0.03)

Diluted	$(0.03)

Weighted-Average Class A Shares
Basic(1)	417,108,929

Diluted	417,108,929

(1)

Included in the weighted-average Class A Shares outstanding were 10,928,095 RSUs that have vested but have not been settled in Class A Shares. These RSUs do not participate in dividends until settled in Class A Shares. See Note 12.

The accompanying notes are an integral part of these consolidated and combined financial statements.

Blue Owl Capital Inc.

Consolidated and Combined Statements of Changes in Shareholders’ Equity (Deficit) (Unaudited)

(Prior to May 19, 2021, Owl Rock)

(Dollars in Thousands, Except Per Share Data)

	Three Months Ended March 31,
	2022	2021
Members’ Deficit Prior to the Business Combination
Beginning balance	$—	$(507,687)
Distributions	—	(9,125)
Comprehensive income prior to the Business Combination Date	—	39,414

Ending Balance	$—	$(477,398)

Class A Shares Par Value
Beginning balance	$40	$—
Class C Shares and Common Units exchanged for Class A Shares	1	—

Ending Balance	$41	$—

Class C Shares Par Value
Beginning balance	$67	$—

Ending Balance	$67	$—

Class D Shares Par Value
Beginning balance	$32	$—

Ending Balance	$32	$—

Additional Paid-in Capital
Beginning balance	$2,160,934	$—
Deferred taxes on capital transactions	9,639	—
TRA liability on capital transactions	(14,868)	—
Exercise of warrants	2	—
Equity-based compensation	2,781	—
Withholding taxes on vested RSUs	(214)	—
Class A Share repurchases	(24,238)	—
Reallocation between additional paid-in capital and noncontrolling interests due to changes in Blue Owl Operating Group ownership	32,196	—

Ending Balance	$2,166,232	$—

Accumulated Deficit
Beginning balance	$(497,506)	$—
Cash dividends declared on Class A Shares	(40,505)	—
Comprehensive loss	(11,815)	—

Ending Balance	$(549,826)	$—

Total Shareholders’ Equity Attributable to Blue Owl Capital Inc.	$1,616,546	$—

Shareholders’ Equity Attributable to Noncontrolling Interests
Beginning balance	$4,184,003	$6,526
Equity-based compensation	84,018	—
Contributions	5,131	2,654
Distributions	(101,038)	—
Withholding taxes on vested RSUs	(519)	—
Reallocation between additional paid-in capital and noncontrolling interests due to changes in Blue Owl Operating Group ownership	(32,196)	—
Comprehensive loss	(11,101)	(80)

Ending Balance	$4,128,298	$9,100

Total Shareholders’ Equity	$5,744,844	$(468,298)

Blue Owl Capital Inc.

Consolidated and Combined Statements of Changes in Shareholders’ Equity (Deficit) (Unaudited)

(Prior to May 19, 2021, Owl Rock)

(Dollars in Thousands, Except Per Share Data)

	Three Months Ended March 31,
	2022	2021
Cash Dividends Paid per Class A Share	$0.10	$—
Number of Class A Shares
Beginning balance	404,919,411	—
Class A Share repurchases	(2,000,000)	—
Shares delivered on vested RSUs	101,122	—
Class C Shares and Common Units exchanged for Class A Shares	4,619,175	—
Exercise of warrants	200	—

Ending Balance	407,639,908	—

Number of Class C Shares
Beginning balance	674,766,200	—
Class C Shares and Common Units exchanged for Class A Shares	(4,619,175)	—

Ending Balance	670,147,025	—

Number of Class D Shares
Beginning balance	319,132,127	—

Ending Balance	319,132,127	—

The accompanying notes are an integral part of these consolidated and combined financial statements.

Blue Owl Capital Inc.

Consolidated and Combined Statements of Cash Flows (Unaudited)

(Prior to May 19, 2021, Owl Rock)

(Dollars in Thousands)

	Three Months Ended March 31,
	2022	2021
Cash Flows from Operating Activities
Consolidated and combined net (loss) income	$(22,916)	$39,334
Adjustments to reconcile consolidated and combined net (loss) income to net cash from operating activities:
Amortization of intangible assets	61,526	—
Equity-based compensation	96,601	—
Depreciation and amortization of fixed assets	218	131
Amortization of debt discounts and deferred financing costs	1,022	218
Amortization of investment discounts and premiums	6	—
Non-cash lease expense	1,444	1,148
Net gains on investments, net of dividends	(5)	—
Change in TRA liability	9,652	—
Change in warrant liability	(17,758)	—
Change in earnout liability	496	—
Deferred income taxes	(7,860)	—
Changes in operating assets and liabilities:
Due from related parties	12,994	(7,555)
Strategic Revenue-Share Purchase consideration	8,922	—
Other assets, net	4,099	(11,252)
Accrued compensation	(72,843)	(26,045)
Accounts payable, accrued expenses and other liabilities	17,606	4,608

Net Cash Provided by Operating Activities	93,204	587

Cash Flows from Investing Activities
Purchase of fixed assets	(18,379)	(295)
Purchase of investments	(5,750)	—
Proceeds from investment sales and maturities	1,522	—

Net Cash Used in Investing Activities	(22,607)	(295)

Cash Flows from Financing Activities
Proceeds from debt obligations	395,060	97,898
Debt issuance costs	(4,854)	—
Repayments of debt obligations, including retirement costs	(153,000)	(94,745)
Withholding taxes on vested RSUs	(733)	—
Dividends paid on Class A Shares	(40,505)	—
Proceeds from exercise of warrants	2	—
Class A Share repurchases	(24,238)	—
Contributions from noncontrolling interests	2,094	2,614
Distributions to noncontrolling interests	(101,038)	(9,125)

Net Cash Provided by (Used in) Financing Activities	72,788	(3,358)

Net Increase (Decrease) in Cash and Cash Equivalents	143,385	(3,066)

Cash and cash equivalents, beginning of period	42,567	11,630

Cash and Cash Equivalents, End of Period	$185,952	$8,564

Supplemental Information
Cash paid for interest	$215	$5,675
Cash paid for income taxes	$113	$230

The accompanying notes are an integral part of these consolidated and combined financial statements.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

1.	ORGANIZATION

Blue Owl Capital Inc. (the “Registrant”), a Delaware corporation, together with its consolidated subsidiaries (collectively, the “Company” or “Blue Owl”), is a global alternative asset manager. Anchored by a strong permanent capital base, the Company deploys private capital across Direct Lending, GP Capital Solutions and Real Estate strategies on behalf of institutional and private wealth clients.

The Company’s primary sources of revenues are management fees, which are generally based on the amount of the Company’s fee-paying assets under management. The Company generates substantially all of its revenues in the United States. The Company operates through one operating and reportable segment. This single reportable segment reflects how the chief operating decision makers allocate resources and assess performance under the Company’s “one-firm approach,” which includes operating collaboratively across product lines, with predominantly a single expense pool.

The Company conducts its operations through Blue Owl Capital Holdings LP (“Blue Owl Holdings”) and Blue Owl Capital Carry LP (“Blue Owl Carry”). Blue Owl Holdings and Blue Owl Carry are referred to, collectively, as the “Blue Owl Operating Partnerships,” and collectively with their consolidated subsidiaries, as the “Blue Owl Operating Group.” The Registrant holds its controlling financial interests in the Blue Owl Operating Group indirectly through Blue Owl Capital Holdings GP LLC and Blue Owl Capital GP LLC (collectively, “Blue Owl GP”), which are directly or indirectly wholly owned subsidiaries of the Registrant.

Business Combination, Including Dyal Acquisition

The Registrant was initially incorporated in the Cayman Islands as Altimar Acquisition Corporation (“Altimar”), a special purpose acquisition company. Pursuant to the Business Combination Agreement dated December 23, 2020, as amended, modified, supplemented or waived from time to time (the “Business Combination Agreement”), on May 19, 2021 (“Business Combination Date”), (i) Altimar was redomiciled as a Delaware corporation and changed its name to Blue Owl Capital Inc., (ii) Altimar merged with Owl Rock (as defined below) (the “Altimar Merger”) and (iii) the Company acquired Dyal Capital Partners (“Dyal Capital”), a former division of Neuberger Berman Group LLC (the “Dyal Acquisition”) (collectively with the Altimar Merger, the “Business Combination”). As further discussed in Note 2, for both the Altimar Merger and the Dyal Acquisition, Owl Rock was deemed to be the acquirer for accounting purposes. Therefore, the predecessor to Blue Owl is “Owl Rock,” a combined carve-out of Owl Rock Capital Group LLC and Blue Owl Securities LLC (formerly, Owl Rock Capital Securities LLC) (“Securities”).

Oak Street Acquisition

On December 29, 2021, the Company completed its acquisition of Oak Street Real Estate Capital, LLC (“Oak Street”) and its advisory business (the “Oak Street Acquisition,” and together with the Dyal Acquisition, the “Acquisitions”).

Registrant’s Capital Structure

As of March 31, 2022, the Registrant had the following instruments outstanding:

•

Class A Shares—Shares of Class A common stock that are publicly traded. Class A Shareholders are entitled to dividends declared on the Class A Shares by the Registrant’s board of directors (the “Board”). As of March 31, 2022, the Class A Shares and Class C Shares (collectively, the “Low-Vote Shares”) represented a combined 10% of the total voting power of all shares. Subsequent to March 31, 2022, the Company’s organization documents were amended to increase from 10% to 20% the total voting power of the Low-Vote Shares.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

•

Class B Shares—Shares of Class B common stock that are not publicly traded. Class B Shareholders are entitled to dividends in the same amount per share as declared on Class A Shares. As of March 31, 2022, the Class B Shares and Class D Shares (collectively, the “High-Vote Shares”) represented a combined 90% of the total voting power of all shares. Subsequent to March 31, 2022, the Company’s organization documents were amended to lower from 90% to 80% the total voting power of the High-Vote Shares. No Class B Shares have been issued from inception through March 31, 2022. Common Units (as defined below) held by certain senior members of management (“Principals”) are exchangeable on a one-for-one basis for Class B Shares.

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Class C Shares—Shares of Class C common stock that are not publicly traded. Class C Shareholders do not participate in the earnings of the Registrant, as the holders of such shares participate in the economics of the Blue Owl Operating Group through their direct and indirect holdings of Common Units and Incentive Units (as defined below and subject to limitations on unvested units). For every Common Unit held directly or indirectly by non-Principals, one Class C Share is issued to grant a corresponding voting interest in the Registrant. The Class C Shares are Low-Vote Shares as described above.

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Class D Shares—Shares of Class D common stock that are not publicly traded. Class D Shareholders do not participate in the earnings of the Registrant, as the holders of such shares participate in the economics of the Blue Owl Operating Group through their direct or indirect holdings of Common Units and Incentive Units (subject to limitations on unvested units). For every Common Unit held directly and indirectly by Principals, one Class D Share is issued to grant a corresponding voting interest in the Registrant. The Class D Shares are High-Vote Shares as described above.

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RSUs—The Company grants Class A restricted share units (“RSUs”) to its employees and independent Board members. An RSU entitles the holder to receive a Class A Share, or cash equal to the fair value of a Class A Share at the election of the Board, upon completion of a requisite service period. RSUs granted to-date do not accrue dividend equivalents. No RSUs were issued prior to the Business Combination. RSU grants are accounted for as equity-based compensation. See Note 7 for additional information.

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Warrants—In connection with the Business Combination, the Company issued warrants to purchase Class A Shares at a price of $11.50 per share. The warrants expire five years from the Business Combination Date. A portion of the outstanding warrants are held by the sponsor of Altimar (“Private Placement Warrants”) and the remaining warrants are held by other third-party investors (“Public Warrants”). The Company generally may redeem all Public Warrants for $0.01 per warrant if the Company’s Class A Share price equals or exceeds $18.00 per share. If the Company’s Class A Share price is greater than $10.00 per share but less than $18.00 per share, the Company generally may redeem all Public Warrants for $0.10 per warrant. In each case, any redemptions require a 30-day notice to the warrant holders, during which time the holders may elect to exercise their warrants, and such redemptions must be done for not less than all of the outstanding Public Warrants. Holders may elect to exercise their warrants on a cashless basis.

The following table presents the number of shares of the Registrant, RSUs and warrants that were outstanding as of March 31, 2022:

March 31, 2022
Class A Shares	407,639,908
Class C Shares	670,147,025
Class D Shares	319,132,127
RSUs	21,645,224
Warrants	14,159,048

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Blue Owl Operating Partnerships’ Capital Structure

As of March 31, 2022, the Blue Owl Operating Partnerships had outstanding the following instruments, which are collectively referred to as “Blue Owl Operating Group Units”:

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GP Units—The Registrant indirectly holds a general partner interest and all of the GP Units in each of the Blue Owl Operating Partnerships. The GP Units are general partner interests in the Blue Owl Operating Partnerships that represent the Registrant’s economic ownership in the Blue Owl Operating Group. For each Class A Share and Class B Share outstanding, the Registrant indirectly holds an equal number of GP Units. References to GP Units refer collectively to a GP Unit in each of the Blue Owl Operating Partnerships. References to GP Units also include Common Units (as defined below) acquired and held directly or indirectly by the Registrant as a result of Common Units exchanged for Class A Shares.

•

Common Units—Common Units are limited partner interests held by certain members of management, employees and other third parties in the Blue Owl Operating Partnerships. Subject to certain restrictions, Common Units are exchangeable on a one-for-one basis for either Class A Shares (if held by a non-Principal) or Class B Shares (if held by a Principal). Common Unit exchanges may be settled in cash, only at the election of the Company’s Exchange Committee (currently composed of independent members of the Board), and only if funded from proceeds of a new permanent equity offering. Common Units held by Principals are exchangeable after the two-year anniversary of the Business Combination Date. References to Common Units refer collectively to a Common Unit in each of the Blue Owl Operating Partnerships, but excludes any Common Units held directly or indirectly by the Registrant. Upon an exchange of Common Units for an equal number of Class A Shares or Class B Shares, a corresponding number of Class C Shares or Class D Shares, respectively, will be cancelled. Common Unitholders are entitled to distributions in the same amount per unit as declared on GP Units.

•

Incentive Units—Incentive Units are Class P limited partner interests in the Blue Owl Operating Partnerships granted to certain members of management, employees and consultants (collectively, “Incentive Unit Grantees”) and are generally subject to vesting conditions, as further discussed in Note 7. Incentive Units are held indirectly through Blue Owl Management Vehicle LP on behalf of Incentive Unit Grantees. A vested Incentive Unit may convert into a Common Unit upon becoming economically equivalent on a tax basis to a Common Unit. Once vested, Incentive Unitholders are entitled to distributions in the same amount per unit as declared on GP Units and Common Units. Unvested Incentive Unitholders generally are not entitled to distributions; however, consistent with other Blue Owl Operating Group Units (other than Oak Street Earnout Units), unvested Incentive Units receive taxable income allocations that may subject holders to tax liabilities. As a result, Incentive Unitholders (consistent with other Blue Owl Operating Group Units other than Oak Street Earnout Units) may receive tax distributions on unvested units to cover a portion or all of such tax liabilities.

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Oak Street Earnout Units—In connection with the Oak Street Acquisition, the Company agreed to make additional payments of cash (“Oak Street Cash Earnout”) and Common Units (“Oak Street Earnout Units” and collectively with the Oak Street Cash Earnout, the “Oak Street Earnouts”) in two tranches upon the occurrence of certain “Oak Street Triggering Events.” The Oak Street Triggering Events are based on achieving a certain level of quarterly management fee revenues from existing and future Oak Street products. See Note 3 to the consolidated and combined audited financial statements included in the Company’s Annual Report for the year ended December 31, 2021 (the “2021 Audited Financial Statements”), for additional information.

The following table presents the number of Blue Owl Operating Group Units that were outstanding as of March 31, 2022:

Units	March 31, 2022
GP Units	407,639,908
Common Units	989,279,152
Incentive Units	24,999,499
Oak Street Earnout Units	26,074,330

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Share Repurchase Program

On May 19, 2021, Blue Owl’s Board authorized the repurchase of up to $100.0 million of Class A Shares. Under the repurchase program, repurchases may be made from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual numbers repurchased will depend on a variety of factors, including legal requirements, price and economic and market conditions. The repurchase program was set to expire on May 19, 2022. On May 4, 2022, Blue Owl’s Board authorized renewing the repurchase program, and increased the amount to up to $150.0 million of Class A Shares. The repurchase program may be changed, suspended or discontinued at any time and will terminate upon the earlier of (i) the purchase of all shares available under the repurchase program or (ii) December 31, 2024.

Common Unit Exchanges

During the first quarter of 2022, the Company exchanged 4,619,175 Common Units and Class C Shares for an equal number of Class A Shares. As a result of the exchange, the Company reallocated equity from noncontrolling interests to the Company’s additional paid-in capital and recorded additional deferred tax assets and TRA liability in connection with the exchanges. See the consolidated and combined statement of shareholders’ equity for these amounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited, interim, consolidated and combined financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as set forth in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”). All intercompany transactions and balances have been eliminated in consolidation and combination. The notes are an integral part of the Company’s consolidated and combined financial statements. In the opinion of management, all adjustments necessary for a fair presentation of the Company’s consolidated and combined financial statements have been included and are of a normal and recurring nature. The Company’s comprehensive income (loss) is comprised solely of consolidated and combined net income (i.e., the Company has no other comprehensive income). These interim consolidated and combined financial statements should be read in conjunction with the 2021 Audited Financial Statements.

Prior to the Business Combination, Blue Owl’s financial statements were prepared on a consolidated and combined basis. As part of the Business Combination, Securities was contributed to the Blue Owl Operating Group. Following the Business Combination, the financial statements are prepared on a consolidated basis.

The merger between Owl Rock and Altimar was accounted for as a reverse asset acquisition, with no step-up to fair value on any assets or liabilities, and therefore no goodwill or other intangible assets were recorded. The Acquisitions were accounted for using the acquisition method of accounting. As a result, the Company recorded the fair value of the net assets acquired as of the closing date of each respective acquisition, and operating results for each acquired business are included starting as of such each respective date.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the amounts reported in the consolidated and combined financial statements. The most critical of these estimates are related to (i) the fair value of the investments held by the products the Company manages, as for many products, this impacts the amount of revenues the Company recognizes each period; (ii) the fair value of equity-based compensation grants; (iii) the fair values of liabilities with respect to the TRA (the portion considered contingent consideration), warrants and earnout liability; (iv) the estimate of future taxable income, which impacts the realizability and carrying amount of the Company’s deferred income tax assets; and (v) the qualitative and quantitative assessments of whether impairments of acquired intangible assets and goodwill exist. Inherent in such estimates and judgements relating to future cash flows, which include the Company’s interpretation of current economic indicators and market valuations, and assumptions about the Company’s strategic plans with regard to its operations. While management believes that the estimates utilized in preparing the consolidated and combined financial statements are reasonable and prudent, actual results could differ materially from those estimates.

Principles of Consolidation

The Company consolidates entities in which it has a controlling financial interest based on the application of either the variable interest model or the voting interest model.

An entity is considered to be a variable interest entity (“VIE”) if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the expected losses or right to receive the expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

The Company is required to consolidate any VIEs for which it is the primary beneficiary. The Company is the primary beneficiary if it holds a controlling financial interest, which is defined as having (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company does not consolidate any of the products it manages, as it does not hold any direct or indirect interests in such entities that could expose the Company to an obligation to absorb losses or right to receive benefits that are more than insignificant to such entities.

Fees that are customary and commensurate with the level of services provided by the Company, and where the Company does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, are not be considered to be variable interests. The Company factors in all economic interests, including proportionate interests held through related parties, to determine if fees are variable interests. The Company’s interests in the products it manages are primarily in the form of management fees, realized performance income, and insignificant direct or indirect equity interests, and therefore does not have variable interests in such entities.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and continuously reconsiders that conclusion. In evaluating whether the Company is the primary beneficiary, the Company evaluates its direct and indirect economic interests in the entity. The consolidation analysis is generally performed qualitatively; however, if the primary beneficiary is not readily determinable, a quantitative analysis may also be performed. This analysis requires judgment, including: (1) determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (2) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the success of the entity, (3) determining whether two or more parties’ equity interests should be aggregated, (4) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity and (5) evaluating the nature of relationships and activities of the parties involved in determining which party within a related-party group is most closely associated with a VIE and therefore would be deemed the primary beneficiary.

For entities that are not VIEs, the Company evaluates such entities (“VOEs”) under the voting interest model. The Company consolidates VOEs where the Company controls a majority voting interest. The Company will generally not consolidate VOEs where a single investor or simple majority of third-party investors with equity have the ability to exercise substantive kick-out or participation rights.

Acquisitions

For business combinations accounted for under the acquisition method, management recognizes the fair value of assets acquired and liabilities assumed on the acquisition date. The excess of purchase price consideration over the fair value of net assets acquired is recorded as goodwill. Management’s determination of fair value of assets acquired and liabilities assumed at the acquisition date is based on the best information available in the circumstances and incorporates management’s own assumptions and involve a significant degree of judgment.

Cash and Cash Equivalents

The Company considers highly-rated liquid investments that have an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2022 and December 31, 2021, the Company holds the majority of its cash balances with a single financial institution and such balances are in excess of Federal Deposit Insurance Corporation insured limits, which exposes the Company to a certain degree of credit risk concentration.

Investments

Investments are primarily comprised of investments for which the Company has elected the fair value option in order to simplify the accounting for these instruments, and therefore changes in unrealized gains or losses are included in current-period earnings. Such elections are irrevocable and are applied on an investment-by-investment basis at initial recognition. Investments are included within other assets in the consolidated and combined statements of financial condition. Realized and changes in unrealized gains (losses) on these investments are included within net gains (losses) on investments in the consolidated and combined statements of operations. Investments for which the Company has not elected the fair value option are primarily comprised of equity-method investments in its products. See Note 8 for additional information.

Leases

Right-of-use assets and liabilities related to operating leases are included within operating lease assets and operating lease liabilities, respectively, in the Company’s consolidated and combined statements of financial condition.

The Company determines if an arrangement is a lease at inception. Right-of-use lease assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Right-of-use lease assets represent the Company’s right to use a leased asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company does not recognize right-of-use lease assets and lease liabilities for leases with an initial term of one year or less.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

As the Company’s leases do not provide an implicit rate, the Company uses its estimated incremental borrowing rate based on information available at the lease commencement date in determining the present value of lease payments. The determination of an appropriate incremental borrowing rate requires judgment. The Company determines its incremental borrowing rate based on data for instruments with similar characteristics, including recently issued debt, as well as other factors.

The operating lease assets include any lease payments made and lease incentives. Lease terms include options to extend or terminate when it is reasonably certain that the Company will exercise that option. In addition, the Company separates lease and non-lease components embedded within lease agreements. Lease expense for operating lease payments is recognized on a straight-line basis, which consists of amortization of right-of-use assets and interest accretion on lease liabilities, over the lease term and included within general, administrative and other expenses in the consolidated and combined statements of operations. The Company does not have any material finance leases.

Strategic Revenue-Share Purchase Consideration

On September 20, 2021, the Company entered into certain Agreements of Purchase and Sale (the “Strategic Revenue-Share Purchase”), whereby certain fund investors relinquished their rights to receive management fee shares with respect to certain existing and future GP Capital Solutions products. In exchange for the foregoing, the Company issued 29,701,013 Class A Shares with a fair value of $455.0 million and paid cash of $50.2 million (net of previously accrued management fee shares payable and other receivable) to such fund investors.

The Company determined that it was not receiving a distinct good or service from the customers as a result of the Strategic Revenue-Share Purchase, and therefore determined that the consideration paid to the customers represents a reduction of the transaction price (i.e., a reduction to revenue). Accordingly, the total consideration paid was recorded within Strategic Revenue-Share Purchase consideration in the Company’s consolidated statements of financial condition and is being amortized as a reduction of management fees, net in the Company’s consolidated statements of operations. See Note 5 for additional information.

Intangible Assets, Net and Goodwill

The Company recognized certain finite-lived intangible assets and goodwill as a result of the Acquisitions. The Company’s finite-lived intangible assets consist of contractual rights to earn future management fees from the acquired investment management agreements and value associated with the acquired client relationships and trademarks. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives.

The Company uses its best estimates and assumptions to accurately assign fair value to identifiable intangible assets acquired at the acquisition date as well as the useful lives of those acquired intangible assets. Examples of critical estimates in valuing certain of the intangible assets acquired include, but are not limited to, future expected cash inflows and outflows, expected useful life and discount rates. The Company’s estimates for future cash flows are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates the Company uses to manage the underlying assets acquired. The Company estimates the useful lives of the intangible assets based on the expected period over which the Company anticipates generating economic benefit from the asset. The Company bases its estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results.

The Company tests finite-lived intangible assets for impairment if certain events occur or circumstances change indicating that the carrying amount of the intangible asset may not be recoverable. The Company evaluates impairment by comparing the estimated fair value attributable to the intangible asset with its carrying amount. If an impairment exists, the Company adjusts the carrying value to equal the fair value by taking a charge through earnings. No impairments have been recognized to-date on the Company’s acquired intangible assets.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Goodwill represents the excess of consideration over identifiable net assets of an acquired business. The Company tests goodwill annually for impairment. If, after assessing qualitative factors, the Company believes that it is more-likely-than-not that the fair value of the reporting unit inclusive of goodwill is less than its carrying amount, the Company will perform a quantitative assessment to determine whether an impairment exists. If an impairment exists, the Company adjusts the carrying value of goodwill so that the carrying value of the reporting unit is equal to its fair value by taking a charge through earnings. The Company also tests goodwill for impairment in other periods if an event occurs or circumstances change such that it is more-likely-than-not to reduce the fair value of the reporting unit below its carrying amount. No impairments have been recognized to-date on the Company’s goodwill.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation and amortization, and are included within other assets, net in the Company’s consolidated and combined statements of financial condition. Fixed assets are depreciated or amortized on a straight-line basis, with the corresponding depreciation and amortization expense included within general, administrative and other expenses in the Company’s consolidated and combined statements of operations. The estimated useful life for leasehold improvements is the lesser of the remaining lease term and the life of the asset, while other fixed assets are generally depreciated over a period of three to seven years. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Debt Obligations, Net

The Company’s debt obligations, other than revolving credit facilities, are recorded at amortized cost, net of any debt issuance costs, discounts and premiums. Debt issuance costs are deferred and along with discounts and premiums are amortized to interest expense in the consolidated and combined statements of operations over the life of the related debt instrument using the effective interest method. Unamortized debt issuance costs, discounts and premiums are written off to net losses on retirement of debt in the consolidated and combined statements of operations when the Company prepays borrowings prior to maturity. The Company defers debt issuance costs associated with revolving credit facilities and presents them within other assets, net in the consolidated and combined statements of financial condition, and such amounts are amortized to interest expense in the consolidated and combined statements of operations on a straight-line basis over the life of the related facility.

TRA Liability

The tax receivable agreement (“TRA”) liability represents amounts payable to certain pre-Business Combination equity holders of Owl Rock and Dyal Capital. The portion of the TRA liability related to the Dyal Acquisition is deemed contingent consideration payable to the previous owners of Dyal Capital, and therefore is carried at fair value, with changes in fair value reported within other loss in the consolidated and combined statements of operations. The remaining portion of the TRA is carried at a value equal to the expected future payments due under the TRA. The Company recorded its initial estimate of future payments under the TRA portion that is not related to the Dyal Acquisition, including as a result of exchanges of Common Units for Class A or B Shares, as a decrease to additional paid-in capital in the consolidated and combined statements of financial condition. Subsequent adjustments to the liability for future payments under the tax receivable agreement related to changes in estimated future tax rates or state income tax apportionment are recognized through current period earnings in the consolidated and combined statements of operations. See Note 10 for additional information.

Warrant Liability, at Fair Value

The Company’s warrants are recorded as liabilities carried at fair value, with changes in fair value included within other loss in the Company’s consolidated and combined statements of operations.

The Private Placement Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Placement Warrants from being considered indexed to the Company’s own stock, and therefore the Private Placement Warrants are precluded from being classified within equity and are accounted for as derivative liabilities.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

The Public Warrants include a provision that, in the event of a tender offer or exchange offer made to and accepted by holders of more than 50% of the outstanding Class A Shares, all holders of the warrants would be entitled to receive cash for their warrants. Such an event would not constitute a change in control because the Class A Shares do not represent a majority of the Registrant’s voting shares. Accordingly, the Public Warrants are also precluded from being classified within equity and are accounted for as derivative liabilities. This provision also applies to the Private Placement Warrants.

Earnout Liability, at Fair Value

Earnout liability is comprised of the Oak Street Cash Earnout. The Oak Street Cash Earnout represents contingent consideration on the Oak Street Acquisition and is recorded at fair value until the contingency has been resolved, with changes in fair value included within change in earnout liability in the Company’s consolidated and combined statements of operations. Once recognized, earnout liabilities are not derecognized until the contingencies are resolved and the consideration is paid or becomes payable. Earnout liabilities may expire and upon expiration, the consideration would not be paid or payable.

Noncontrolling Interests

Noncontrolling interests are primarily comprised of Common Units, which are interests in the Blue Owl Operating Group not held by the Company.

Allocations to noncontrolling interests in the consolidated and combined statements of operations are based on the substantive profit-sharing arrangements in the operating agreements of the Blue Owl Operating Partnerships. The Company does not record income or loss allocations to noncontrolling interests to the extent that such allocations would be provisional in nature, such as for unvested Incentive Units (other than certain minimum tax distributions). Provisional allocations to these interests would be subject to reversal in the event the unvested Incentive Units are forfeited or if the Seller Earnout Units would not have achieved their Class E Triggering Events.

Certain consolidated holding companies for investment advisor subsidiaries of the Blue Owl Operating Group are partially owned by third-party investors. Such interests are also presented as noncontrolling interests.

Revenue Recognition

Revenues consist of management fees; administrative, transaction and other fees; and realized performance income. The Company recognizes revenues when such amounts are probable that a significant reversal would not occur. The Company recognizes revenue at the time of transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services (i.e., the transaction price). Under this method, revenue is based on a contract with a determinable transaction price and distinct performance obligations with probable collectability. Revenues cannot be recognized until the performance obligations are satisfied and control is transferred to the customer.

Management Fees, Net

Management fees are recognized over the period in which the investment management services are performed because customers simultaneously consume and receive benefits continuously over time. Payment terms and fee rates of management fees vary by product but are generally collected on a quarterly basis and are not subject to clawback.

Management fees for the Company’s business development company (“BDC”) products are typically based on a percentage of average fair value of gross assets excluding cash. For certain BDCs, the management fee base may also include uncalled capital commitments. For the Company’s other Direct Lending products, management fees are typically based on gross or net asset value or investment cost, and also may include uncalled capital.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Management fees also include a fee based on the net investment income of the Company’s BDCs and similarly structured products (“Part I Fees”), which are subject to performance hurdles. Such Part I Fees are classified as management fees in the consolidated and combined statements of operations as they are predictable and recurring in nature, not subject to repayment and cash-settled each quarter.

Management fees for the Company’s GP minority equity investments strategy are generally based on a percentage of capital committed during the investment period, and thereafter generally based on the cost of unrealized investments. For the other GP Capital Solutions strategies, management fees are generally determined based on a percentage of investment cost.

Management fees for the Company’s net lease strategy are generally based on either a percentage of capital committed and/or called during the investment period, and thereafter generally based on the total cost of unrealized investments, or net asset value.

Because management fees, including Part I Fees, are generally cash settled every quarter, the uncertainty underlying these fees are resolved each quarter. As such, on a quarterly basis, a subsequent significant reversal in relation to the cumulative revenue recognized is not probable for the quarter in arrears.

As discussed above, amortization of the Strategic Revenue-Share Purchase consideration is recorded as a reduction of management fees, net in the Company’s consolidated and combined statements of operations.

Administrative, Transaction and Other Fees

Administrative, transaction and other fees primarily include fee income, administrative fees and dealer manager revenue.

Fee income is earned for services provided to portfolio companies, which may include arrangement, syndication, origination, structuring analysis, capital structure and business plan advice and other services. The fees are generally recognized as income at the point in time when the services rendered are completed, as there is no ongoing performance requirement.

Administrative fees represent expenses incurred by certain professionals of the Company and reimbursed by products managed by the Company. The Company may incur certain costs in connection with satisfying its performance obligations under administrative agreements – including, but not limited to, employee compensation and travel costs – for which it receives reimbursements from the products it manages. The Company reports these expenses within compensation and benefits and general, administrative and other expenses and reports the related reimbursements as revenues within administrative, transaction and other fees (i.e., on a gross basis) in the consolidated and combined statements of operations.

Dealer manager revenue consists of commissions earned for providing distribution services to certain products. Dealer manager revenue is recorded on an accrual basis at the point in time when the services are completed, as there is no ongoing performance requirement.

Realized Performance Income

The Company is entitled to receive certain realized performance income in the form of realized performance income and carried interest from the products that it manages. Realized performance income is based on the investment performance generated over time, subject to the achievement of minimum return levels in certain products. Realized performance income from the Company’s BDCs and certain products within the GP debt financing strategy (“Part II Fees”) are realized at the end of a measurement period, typically quarterly or annually. Once realized, such realized performance income is no longer subject to reversal.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

For certain non-BDC Direct Lending products and substantially all of the GP Capital Solutions products, realized performance income is in the form of carried interest that is allocated to the Company based on cumulative fund performance over time, subject to the achievement of minimum return levels in certain products. The Company recognizes carried interest only to the extent that it is not probable that a significant reversal will occur for amounts recognized. Generally carried interest is earned after a return of all contributions and may be subject to a preferred return to investors; however, the Company is able to catch-up amounts subject to the preferred return in certain cases. Substantially all of the carried interest generated by the Company’s products is allocable to investors, including certain related parties, in vehicles in which the Company does not have a controlling financial interest, and therefore is not included in the Company’s consolidated and combined financial statements.

Compensation and Benefits

Cash-Based Compensation

Compensation and benefits consist of salaries, bonuses, commissions, long-term deferral programs, benefits and payroll taxes. Compensation is accrued over the related service period.

Equity-Based Compensation

Equity-based compensation awards are reviewed to determine whether such awards are equity-classified or liability-classified. Compensation expense related to equity-classified awards is equal to their grant-date fair value and generally recognized on a straight-line basis over the awards’ requisite service period. When certain settlement features require an award to be liability-classified, compensation expense is recognized over the service period, and such amount is adjusted at each balance sheet date through the settlement date to the then current fair value of such award.

The Company accounts for forfeitures on equity-based compensation arrangements as they occur. The Company recognizes deferred income tax benefits throughout the service period, based on the grant date fair value. Any tax deduction shortfall or windfall due to the difference between grant date fair value and the ultimate deduction taken for tax purposes is recognized at the time of vesting. Expenses related to equity-based grants to employees are included within compensation and benefits, while amounts related to grants to non-employees are within general, administrative and other expenses in the consolidated and combined statements of operations.

See Note 7 for additional information on the Company’s equity-based compensation plans.

Foreign Currency

The functional currency of the Company’s foreign consolidated subsidiaries is the U.S. dollar, as their operations are considered extensions of U.S. parent operations. Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the closing rates of exchange on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars using the historical exchange rate. The profit or loss arising from foreign currency transactions are remeasured using the rate in effect on the date of any relevant transaction. Gains and losses on transactions denominated in foreign currencies due to changes in exchange rates are recorded within general, administrative and other expenses.

Income Taxes

Substantially all of the earnings of the Blue Owl Operating Group are subject to New York City and Connecticut unincorporated business tax (“UBT”) and additionally, the portion of earnings allocable to the Registrant is subject to corporate tax rates at the U.S. federal and state and local levels.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

The computation of the effective tax rate and provision at each interim period requires the use of certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income that is subject to tax, permanent differences between the Company’s GAAP earnings and taxable income, and the likelihood of recovering deferred tax assets existing as of the balance sheet date. The estimates used to compute the provision for income taxes may change throughout the year as new events occur, additional information is obtained or as tax laws and regulations change. Accordingly, the effective tax rate for future interim periods may vary materially.

Deferred income tax assets and liabilities resulting from temporary differences between the GAAP and tax bases of assets and liabilities are measured at the balance sheet date using enacted income tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company offsets deferred income tax assets and liabilities for presentation in its consolidated and combined statements of financial condition when such assets and liabilities are within the same taxpayer and related to the same taxing jurisdiction.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the enacted tax law in the applicable tax jurisdiction. A valuation allowance is established when management determines, based on available information, that it is more-likely-than-not that deferred income tax assets will not be realized. Significant judgment is required in determining whether a valuation allowance should be established, as well as the amount of such valuation allowance.

The Company recognizes uncertain income tax positions when it is not more-likely-than-not a tax position will be sustained upon examination. If the Company were to recognize an uncertain tax position, the Company would accrue interest and penalties related to uncertain tax positions as a component of the income tax provision in the consolidated and combined statements of operations.

New Accounting Pronouncements

The Company considers the applicability and impact of all ASUs issued by the FASB. None of the ASUs that have been issued but not yet adopted are expected to have a material impact on the Company’s consolidated and combined financial statements.

3. DEBT OBLIGATIONS, NET

The table below summarizes outstanding debt obligations of the Company:

	March 31, 2022
(dollars in thousands)	Maturity Date	Aggregate Facility Size	Outstanding Debt	Amount Available	Net Carrying Value	Average Interest Rate
2031 Notes	6/10/2031	$700,000	$700,000	$—	$684,195	3.13%
2032 Notes	2/15/2032	400,000	400,000	—	391,338	4.38%
2051 Notes	10/7/2051	350,000	350,000	—	337,006	4.13%
Revolving Credit Facility	12/7/2024	715,000	—	714,842	—	1.77%

Total		$2,165,000	$1,450,000	$714,842	$1,412,539

	December 31, 2021
(dollars in thousands)	Maturity Date	Aggregate Facility Size	Outstanding Debt	Amount Available	Net Carrying Value	Average Interest Rate
2031 Notes	6/10/2031	$700,000	$700,000	$—	$684,154	3.13%
2051 Notes	10/7/2051	350,000	350,000	—	337,013	4.13%
Revolving Credit Facility	12/7/2024	640,000	153,000	487,000	153,000	1.86%

Total		$1,690,000	$1,203,000	$487,000	$1,174,167

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Amounts available for the Company’s Revolving Credit Facility as presented in the tables above are reduced by outstanding letters of credit related to certain leases. Average interest rates exclude the impact of deferred financing costs and undrawn commitment fees.

2031 Notes

On June 10, 2021, the Company, through its indirect subsidiary, Blue Owl Finance LLC, issued $700.0 million aggregate principal amount of 3.125% Senior Notes due 2031 (the “2031 Notes”). The 2031 Notes bear interest at a fixed rate of 3.125% per annum and mature on June 10, 2031. Interest on the 2031 Notes is payable semi-annually in arrears on June 10 and December 10 of each year.

The 2031 Notes are fully and unconditionally guaranteed, jointly and severally, by the Blue Owl Operating Partnerships and certain of their respective subsidiaries. The guarantees are unsecured and unsubordinated obligations of the guarantors. All or a portion of the 2031 Notes may be redeemed at the Company’s option in whole, at any time, or in part, from time to time, prior to their stated maturity, subject to a make-whole redemption price; provided, however, that if the Company redeems any amounts on or after March 10, 2031, the redemption price for the 2031 Notes will be equal to 100% of the principal amount of the amounts redeemed, in each case, plus any accrued and unpaid interest. If a change of control repurchase event occurs, the 2031 Notes are subject to repurchase by the Company at a repurchase price in cash equal to 101% of the aggregate principal amount repurchased plus any accrued and unpaid interest. The 2031 Notes also provide for customary events of default and acceleration.

2032 Notes

On February 15, 2022, the Company, through its indirect subsidiary, Blue Owl Finance LLC, issued $400.0 million aggregate principal amount of 4.375% Senior Notes due 2032 (the “2032 Notes”). The 2032 Notes bear interest at a fixed rate of 4.375% per annum and mature on February 15, 2032. Interest on the 2032 Notes is payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2022.

The 2032 Notes are fully and unconditionally guaranteed, jointly and severally, by the Blue Owl Operating Partnerships and certain of their subsidiaries. The guarantees are unsecured and unsubordinated obligations of the guarantors. All or a portion of the 2032 Notes may be redeemed at the Company’s option in whole, at any time, or in part, from time to time, prior to their stated maturity, subject to a make-whole redemption price; provided, however, that if the Company redeems any amounts on or after November 15, 2031, the redemption price for the 2032 Notes will be equal to 100% of the principal amount of the amounts redeemed, in each case, plus any accrued and unpaid interest. If a change of control repurchase event occurs, the 2032 Notes are subject to repurchase by the Company at a repurchase price in cash equal to 101% of the aggregate principal amount repurchased plus any accrued and unpaid interest. The 2032 Notes also provide for customary events of default and acceleration.

2051 Notes

On October 7, 2021, the Company, through its indirect subsidiary, Blue Owl Finance LLC, issued $350.0 million aggregate principal amount of 4.125% Senior Notes due 2051 (the “2051 Notes”). The 2051 Notes bear interest at a fixed rate of 4.125% per annum and mature on October 7, 2051. Interest on the 2051 Notes is payable semi-annually in arrears on April 7 and October 7 of each year, commencing April 7, 2022.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

The 2051 Notes are fully and unconditionally guaranteed, jointly and severally, by the Blue Owl Operating Partnerships and certain of their subsidiaries. The guarantees are unsecured and unsubordinated obligations of the guarantors. All or a portion of the 2051 Notes may be redeemed at the Company’s option in whole, at any time, or in part, from time to time, prior to their stated maturity, subject to a make-whole redemption price; provided, however, that if the Company redeems any amounts on or after April 7, 2051, the redemption price for the 2051 Notes will be equal to 100% of the principal amount of the amounts redeemed, in each case, plus any accrued and unpaid interest. If a change of control repurchase event occurs, the 2051 Notes are subject to repurchase by the Company at a repurchase price in cash equal to 101% of the aggregate principal amount repurchased plus any accrued and unpaid interest. The 2051 Notes also provide for customary events of default and acceleration. The 2031 Notes, 2032 Notes and 2051 Notes are collectively referred to as the “Notes.”

Revolving Credit Facility

On December 7, 2021, the Company entered into a credit facility (the “Revolving Credit Facility”), which was subsequently supplemented in December 2021 and February 2022 to increase the capacity of the facility to $715.0 million. Borrowings under the Revolving Credit Facility may be used to finance working capital needs and general corporate purposes.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum of (a) adjusted-term secured overnight financing rate (“SOFR”) plus a margin of 1.25% to 1.875%, or (b) the greater of (i) prime rate, (ii) New York Fed Bank Rate plus 0.50% and (iii) adjusted-term SOFR plus 1%, plus a margin of 0.25% to 0.875%. The Company is subject to an undrawn commitment fee rate of 0.15% to 0.40% of the daily amount of available revolving commitment. The Revolving Credit Facility contains customary events of defaults, as well as a financial covenant generally providing for a maximum net leverage ratio of 3.5 to 1. The net leverage ratio is generally calculated as the ratio of total consolidated debt less unrestricted cash and cash equivalents (up to $300.0 million) to the trailing 12-month consolidated EBITDA (each as defined in the agreement).

4. LEASES

The Company primarily has non-cancelable operating leases for its headquarters in New York and various other offices. The operating lease for the Company’s headquarters does not include any renewal options.

(dollars in thousands)	Three Months Ended March 31,
Lease Cost	2022	2021
Operating lease cost	$3,451	$1,316
Short term lease cost	315	—

Net Lease Cost	$3,766	$1,316

(dollars in thousands)	Three Months Ended March 31,
Supplement Lease Cash Flow Information	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$2,007	$1,373
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$2,983	$—

Lease Term and Discount Rate	March 31, 2022	December 31, 2021
Weighted-average remaining lease term:
Operating leases	9.8 years	10.2 years
Weighted-average discount rate:
Operating leases	3.1%	3.1%

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

(dollars in thousands)
Future Maturity of Operating Lease Payments	Operating Leases
April 1, 2022 to December 31, 2022	$609
2023	13,977
2024	10,357
2025	9,964
2026	9,799
Thereafter	61,957

Total Lease Payments	106,663
Imputed interest	(16,530)

Total Lease Liabilities	$90,133

Amounts presented in the table above for the period from April 1, 2022 to December 31, 2022, are presented net of $8.0 million of tenant improvement allowance and reflects the impact of a $3.1 million rent holiday period.

5. REVENUES

The following table presents a disaggregated view of the Company’s revenues:

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
Direct Lending Products
Diversified lending	$105,452	$76,478
Technology lending	23,030	13,857
First lien lending	3,681	3,815
Opportunistic lending	1,541	563

Management Fees, Net	133,704	94,713
Administrative, transaction and other fees	25,222	13,511

Total GAAP Revenues - Direct Lending Products	158,926	108,224

GP Capital Solutions Products
GP minority equity investments	102,100	—
GP debt financing	3,092	—
Professional sports minority investments	500	—
Strategic Revenue-Share Purchase consideration amortization	(8,922)	—

Management Fees, Net	96,770	—
Administrative, transaction and other fees	3,123	—

Total GAAP Revenues - GP Capital Solutions Products	99,893	—

Real Estate Products
Net lease	17,158	—

Management Fees, Net	17,158	—

Total GAAP Revenues - Real Estate Products	17,158	—

Total GAAP Revenues	$275,977	$108,224

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

The table below presents the beginning and ending balances of the Company’s management fees, realized performance income and administrative, transaction and other fees receivable and unearned management fees. Substantially all of the amounts receivable are collected during the following quarter. A liability for unearned management fees is generally recognized when management fees are paid to the Company in advance. The entire change in unearned management fees shown below relates to amounts recognized as revenues in the current year period. Management fees, realized performance income and administrative, transaction and other fees receivable are included within due from related parties and unearned management fees are included within accounts payable, accrued expenses and other liabilities in the Company’s consolidated and combined statements of financial condition.

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
Management Fees Receivable
Beginning balance	$168,057	$78,586
Ending balance	$174,397	$90,648
Administrative, Transaction and Other Fees Receivable
Beginning balance	$19,535	$9,876
Ending balance	$13,183	$4,387
Realized Performance Income Receivable
Beginning balance	$10,496	$—
Ending balance	$—	$—
Unearned Management Fees
Beginning balance	$10,299	$11,846
Ending balance	$9,804	$11,469

The table below presents the changes in the Company’s Strategic Revenue-Share Purchase consideration. The consideration paid, which includes $455.0 million paid in Class A Shares and $50.2 million in cash, is being amortized as a reduction of management fees, net in the Company’s consolidated statements of operations over a weighted-average period of 12 years, which represents the average period over which the related customer revenues are expected to be recognized.

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
Beginning Balance	$495,322	$—
Consideration paid	—	—
Amortization	(8,922)	—

Ending Balance	$486,400	$—

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

6. OTHER ASSETS, NET

(dollars in thousands)	March 31, 2022	December 31, 2021
Fixed assets, net:
Leasehold improvements	$24,834	$6,692
Furniture and fixtures	1,631	1,631
Computer hardware and software	2,204	1,968
Accumulated depreciation and amortization	(2,558)	(2,340)

Fixed assets, net	26,111	7,951
Investments (includes $— and $1,311 at fair value and $14,016 and $8,522 of investments in the Company’s products, respectively)	16,371	12,143
Prepaid expenses	4,313	8,496
Deferred transaction costs	347	347
Other assets	12,948	9,683

Total	$60,090	$38,620

7. EQUITY-BASED COMPENSATION

The Company grants equity-based compensation awards in the form of RSUs and Incentive Units to its management, employees, consultants and independent members of the Board under the 2021 Omnibus Equity Incentive Plan (“2021 Equity Incentive Plan”). The total number of Class A Shares and Blue Owl Operating Group Units, collectively, that may be issued under the 2021 Equity Incentive Plan is 101,230,522, of which 48,177,821 remain available as of March 31, 2022. To the extent that an award expires or is canceled, forfeited, terminated, surrendered, exchanged or withheld to cover tax withholding obligations, the unissued awards will again be available for grant under the 2021 Equity Incentive Plan.

The table below presents information regarding equity-based compensation expense included within compensation and benefits in the Company’s consolidated and combined statements of operations.

	Three Months Ended March 31,
(dollars in thousands)	2022	2021
Included within compensation and benefits:
Oak Street Earnout Units	$60,654	$—
Incentive Units	26,983	—
RSUs	8,551	—
Included within general, administrative and other expenses
Incentive Units	179	—
RSUs	234	—

Equity-Based Compensation Expense	$96,601	$—

Corresponding tax benefit	$152	$—

Fair value of RSUs settled in Class A Shares	$1,300	$—
Fair value of RSUs withheld to satisfy tax withholding obligations	$733	$—
Number of RSUs withheld to satisfy tax withholding obligations	56,981	—

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

The table below presents activity related to the Company’s unvested equity-based compensation awards for the three months ended March 31, 2022.

	Incentive Units		RSUs		Oak Street Earnout Units
	Number of Units	Weighted- Average Grant Date Fair Value Per Unit	Number of Units	Weighted- Average Grant Date Fair Value Per Unit	Number of Units	Weighted- Average Grant Date Fair Value Per Unit
December 31, 2021	23,080,845	$13.87	10,118,104	$13.84	26,074,330	$12.53
Granted	1,755,126	14.26	848,714	13.34	—	—
Vested	(175,309)	14.56	(104,872)	13.36	—	—
Forfeited	—	—	(104,830)	14.05	—	—

March 31, 2022	24,660,662	$13.89	10,757,116	$13.80	26,074,330	$12.53

Incentive Units

During the first quarter of 2022, the Company granted Incentive Units in connection with ordinary compensation-related grants. The grant date fair value of Incentive Units was determined using the Company’s Class A Share price on the grant date, adjusted for the lack of dividend participation during the vesting period, and the application of a 14% discount for lack of marketability on certain Incentive Units that are subject to a one-year post-vesting transfer restriction. As of March 31, 2022, unamortized expense related to Incentive Units was $310.1 million, with a weighted-average amortization period of 4.4 years.

RSUs

During the first quarter of 2022, the Company granted RSUs in connection with ordinary compensation-related grants. The fair value of RSUs was determined using the Company’s Class A Share price on the grant date, adjusted for the lack of dividend participation during the vesting period, and the application of a 14% to discount for lack of marketability on RSUs that are subject to a one-year post-vesting transfer restriction. As of March 31, 2022, unamortized expense related to RSUs was $103.9 million, with a weighted-average amortization period of 3.6 years.

Oak Street Earnout Units

The fair value of the Oak Street Earnout Units was determined using a Monte Carlo simulation valuation model, with the following weighted average assumptions: annualized revenue volatility of 38%, revenue discount rate of 15%, discount for lack of marketability of 13% and expected holding period of approximately 2 years. As of March 31, 2022, unamortized expense related to the Oak Street Earnout Units was $265.9 million, with a weighted average amortization period of 1.3 years.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

8. FAIR VALUE DISCLOSURES

Fair value represents the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date (i.e., an exit price). The Company and the products it manages hold a variety of assets and liabilities, certain of which are not publicly traded or that are otherwise illiquid. Significant judgement and estimation go into the assumptions that drive the fair value of these assets and liabilities. The fair value of these assets and liabilities may be estimated using a combination of observed transaction prices, prices from third parties (including independent pricing services and relevant broker quotes), models or other valuation methodologies based on pricing inputs that are neither directly nor indirectly market observable. Due to the inherent uncertainty of valuations of assets and liabilities that are determined to be illiquid or do not have readily ascertainable fair values, the estimates of fair value may differ from the values ultimately realized, and those differences can be material.

GAAP prioritizes the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of assets and liabilities and the specific characteristics of the financial assets and liabilities. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and lesser degree of judgment used in measuring fair value.

Financial assets and liabilities measured at fair value are classified and disclosed into one of the following categories based on the observability of inputs used in the determination of fair values:

•	Level I – Quoted prices that are available in active markets for identical financial assets or liabilities as of the reporting date.

•

Level II – Valuations obtained from independent third-party pricing services, the use of models or other valuation methodologies based on pricing inputs that are either directly or indirectly market observable as of the measurement date. These financial assets and liabilities exhibit higher levels of liquid market observability as compared to Level III financial assets and liabilities.

•

Level III – Pricing inputs that are unobservable in the market and includes situations where there is little, if any, market activity for the financial asset or liability. The inputs into the determination of fair value of financial assets and liabilities in this category may require significant management judgment or estimation. The fair value of these financial assets and liabilities may be estimated using a combination of observed transaction prices, independent pricing services, models or other valuation methodologies based on pricing inputs that are neither directly nor indirectly market observable (e.g., cash flows, implied yields).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial asset or liability when the fair value is based on unobservable inputs.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Fair Value Measurements Categorized within the Fair Value Hierarchy

The table below summarizes the Company’s liabilities measured at fair value on a recurring basis as of March 31, 2022. There were no assets measured at fair value on a recurring basis as of March 31, 2022.

	March 31, 2022
(dollars in thousands)	Level I	Level II	Level III	Total
Liabilities, at Fair Value
TRA liability	$—	$—	$120,978	$120,978
Warrant liability	32,240	—	18,800	51,040
Earnout liability	—	—	144,296	144,296

Total Liabilities, at Fair Value	$32,240	$—	$284,074	$316,314

The table below summarizes the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2021.

	December 31, 2021
(dollars in thousands)	Level I	Level II	Level III	Total
Investments, at Fair Value
Corporate bonds	$—	$1,311	$—	$1,311

	$—	$1,311	$—	$1,311

Liabilities, at Fair Value
TRA liability	$—	$—	$111,325	$111,325
Warrant liability	43,048	—	25,750	68,798
Earnout liability	—	—	143,800	143,800

Total Liabilities, at Fair Value	$43,048	$—	$280,875	$323,923

Reconciliation of Fair Value Measurements Categorized within Level III

Unrealized gains and losses on the Company’s liabilities carried at fair value on a recurring basis are included within other loss in the consolidated and combined statements of operations. There were no transfers in or out of Level III. The following table sets forth a summary of changes in the fair value of the Level III measurements for the three ended March 31, 2022:

	Level III Liabilities
(dollars in thousands)	TRA Liability	Warrant Liability	Earnout Liability	Total
Beginning balance	$111,325	$25,750	$143,800	$280,875
Issuances	—	—	—	—
Settlements	—	—	—	—
Net (gain) loss	9,653	(6,950)	496	3,199

Ending Balance	$120,978	$18,800	$144,296	$284,074

Change in net unrealized losses on liabilities still recognized at the reporting date	$9,653	$(6,950)	$496	$3,199

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Valuation Methodologies for Fair Value Measurements Categorized within Levels II and III

Corporate Bonds

The fair value of corporate bonds are estimated based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs. These investments are generally classified as Level II. The Company obtains prices from independent pricing services that generally utilize broker quotes and may use various other pricing techniques, which take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data.

TRA Liability

The TRA related to the Dyal Acquisition is considered contingent consideration and is measured at fair value based on discounted future cash flows. The remaining TRA liability on the Company’s consolidated and combined statements of financial condition is not measured at fair value.

Warrant Liability

The Company uses a Monte Carlo simulation model to value the Private Placement Warrants. The Company estimates the volatility of its Class A Shares based on the volatility implied by the Public Warrants. The risk-free interest rate is based on U.S. Treasuries for a maturity similar to the expected remaining life of the warrants. The expected term of the warrants is assumed to be equivalent to their remaining contractual term. The Public Warrants are traded on the NYSE and are stated at the last reported sales price without any valuation adjustments, and therefore are classified as Level I.

Earnout Liability

The fair value of the earnout liability was comprised of the Oak Street Cash Earnout that was deemed to be contingent consideration on the Oak Street Acquisition. The fair value of the Oak Street Cash Earnout was determined using a Monte Carlo simulation model. The model incorporates management revenue forecast and makes the following adjustments: historical revenue volatility, risk free rate based on U.S. Treasuries for a maturity similar to the expected remaining life and a discount rate to adjust management’s revenue forecast from a risk-based forecast to a risk-neutral forecast.

Quantitative Inputs and Assumptions for Fair Value Measurements Categorized within Level III

The following table summarizes the quantitative inputs and assumptions used for the Company’s Level III measurements as of March 31, 2022:

(dollars in thousands)	Fair Value	Valuation Technique	Significant Unobservable Inputs	Input	Impact to Valuation from an Increase in Input
TRA liability	$120,978	Discounted cash flow	Discount rate	9%	Decrease
Warrant liability	18,800	Monte Carlo simulation	Volatility	36%	Increase
Earnout liability	144,296	Monte Carlo simulation	Revenue volatility	45%	Increase
			Discount rate	16%	Decrease

Total Liabilities, at Fair Value	$284,074

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

The following table summarizes the quantitative inputs and assumptions used for the Company’s Level III measurements as of December 31, 2021:

(dollars in thousands)	Fair Value	Valuation Technique	Significant Unobservable Inputs	Input	Impact to Valuation from an Increase in Input
TRA liability	$111,325	Discounted cash flow	Discount rate	10%	Decrease
Warrant liability	25,750	Monte Carlo simulation	Volatility	26%	Increase
Earnout liability	143,800	Monte Carlo simulation	Revenue volatility	38%	Increase
			Discount rate	15%	Decrease

Total Liabilities, at Fair Value	$280,875

Fair Value of Other Financial Instruments

As of March 31, 2022, the fair value of the Company’s debt obligations was approximately $1.3 billion compared to a carrying value of $1.4 billion, and such fair value measurements are categorized as Level I within the fair value hierarchy. Management estimates that the carrying value of the Company’s other investments, which are not carried at fair value, approximated their fair values as of March 31, 2022, and such fair value measurements are categorized as Level III within the fair value hierarchy. As of December 31, 2021, management estimates that the carrying value of the Company’s other investments and debt obligations, which are not carried at fair value, approximated their fair values, and such fair value measurements are categorized as Level I within the fair value hierarchy.

9. INCOME TAXES

The Registrant is a domestic corporation for U.S. federal income tax purposes and is subject to U.S. federal and state and local corporate-level income taxes on its share of taxable income from the Blue Owl Operating Group. Further, the Registrant’s income tax provision and related income tax assets and liabilities are based on, among other things, an estimate of the impact of exchanges of Common Units for Class A Shares, inclusive of an analysis of tax basis and state tax implications of the Blue Owl Operating Group and their underlying assets and liabilities. The Company’s estimate is based on the most recent information available. The tax basis and state impact of the Blue Owl Operating Group and their underlying assets and liabilities are based on estimates subject to finalization of the Company’s tax returns. The Blue Owl Operating Partnerships, are partnerships for U.S. federal income tax purposes and taxable entities for certain state and local taxes, such as New York City and Connecticut UBT.

The Company had an effective tax rate of 18.0% and 0.5% for the three months ended March 31, 2022 and 2021, respectively. The three months ended March 31, 2022 effective tax rates differed from the statutory rate primarily due to the portion of income allocated to noncontrolling interests, nondeductible compensation and state and local taxes. Prior to the Business Combination, the Company was not generally subject to U.S. federal and state and local corporate-level income taxes.

The Company regularly evaluates the realizability of its deferred tax asset and may recognize or adjust any valuation allowance when it is more-likely-than-not that all or a portion of the deferred tax asset may not be realized. As of March 31, 2022, the Company has not recorded any valuation allowances. As of and prior to March 31, 2022, the Company has not recognized any liability for uncertain tax positions.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the tax years that remain open under the statute of limitations will be subject to examinations by the appropriate tax authorities. The Company is generally no longer subject to state or local examinations by tax authorities for tax years prior to 2017.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

In connection with and subsequent to the Business Combination, the Company recorded to additional paid-in capital various adjustments to deferred tax assets and liabilities, as well as related impacts to the TRA liability, related to capital transactions. These adjustments primarily resulted from differences between the Company’s GAAP and tax basis in its investment in the Blue Owl Operating Partnerships, as well as portions related to the TRA liability that will eventually lead to additional tax basis in the Blue Owl Operating Partnerships upon future TRA payments. The deferred tax assets will be recovered as the basis is amortized. See the Company’s consolidated and combined statements of shareholders’ equity for these amounts.

10. COMMITMENTS AND CONTINGENCIES

Tax Receivable Agreement

Pursuant to the TRA, the Company will pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis of the assets of the Blue Owl Operating Group related to the Business Combination and any subsequent exchanges of Blue Owl Operating Group Units for shares of the Registrant or cash.

Payments under the TRA will continue until all such tax benefits have been utilized or expired unless (i) the Company exercises its right to terminate the TRA and paying recipients an amount representing the present value of the remaining payments, (ii) there is a change of control or (iii) the Company breaches any of the material obligations of the TRA, in which case all obligations will generally be accelerated and due as if the Company had exercised its right to terminate the TRA. In each case, if payments are accelerated, such payments will be based on certain assumptions, including that the Company will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions.

The estimate of the timing and the amount of future payments under the TRA involves several assumptions that do not account for the significant uncertainties associated with these potential payments, including an assumption that the Company will have sufficient taxable income in the relevant tax years to utilize the tax benefits that would give rise to an obligation to make payments.

The table below presents management’s estimate as of March 31, 2022, of the maximum amounts that would be payable under the TRA assuming that the Company will have sufficient taxable income each year to fully realize the expected tax savings. In light of the numerous factors affecting the Company’s obligation to make such payments, the timing and amounts of any such actual payments may differ materially from those presented in the table.

(dollars in thousands)	Potential Payments Under the Tax Receivable Agreement
April 1, 2022 to December 31, 2022	$—
2023	37,338
2024	54,637
2025	61,474
2026	45,609
Thereafter	607,392

Total Payments	806,450
Less adjustment to fair value for contingent consideration	(111,255)

Total TRA Liability	$695,195

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Unfunded Product Commitments

As of March 31, 2022, the Company had unfunded investment commitments to its products of $41.6 million, which is exclusive of commitments that employees and other related parties have directly to the Company’s products.

Indemnification and Guarantee Arrangements

In the normal course of business, the Company enters into contracts that contain indemnities or guarantees for related parties of the Company, including the Company’s products, as well as persons acting on behalf of the Company or such related parties and third parties. The terms of the indemnities and guarantees vary from contract to contract and the Company’s maximum exposure under these arrangements cannot be determined or the risk of material loss is remote, and therefore no amounts have been recorded in the consolidated statements of financial condition. As of March 31, 2022, the Company has not had prior claims or losses pursuant to these arrangements.

Litigation

From time to time, the Company is involved in legal actions in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

11. RELATED PARTY TRANSACTIONS

The majority of the Company’s revenues, including all management fees and certain administrative, transaction and other fees, are earned from the products it manages, which are related parties of the Company.

The Company also has arrangements in place with products that it manages, whereby certain costs are initially paid by the Company and subsequently are reimbursed by the products. These amounts are included within due from related parties in the Company’s consolidated and combined statements of financial condition.

(dollars in thousands)	March 31, 2022	December 31, 2021
Management fees	$174,397	$168,057
Realized performance income	—	10,496
Administrative fees and other expenses paid on behalf of the Company’s products and other related parties	37,185	46,023

Due from Related Parties	$211,582	$224,576

Reimbursements from the Company’s Products

Administrative fees represent allocable compensation and other expenses incurred by the Company, pursuant to administrative and other agreements, that are reimbursed by products it manages. These administrative fees are included within administrative, transaction and other fees on the consolidated and combined statements of operations and totaled $9.1 million and $3.4 million during the three months ended March 31, 2022 and 2021, respectively.

Dealer Manager Revenues

Dealer manager revenues represent commissions earned from certain of the Company’s products for distribution services provided. These dealer manager revenues are included within administrative, transaction and other fees on the consolidated and combined statements of operations and totaled $5.9 million and $1.1 million during the three months ended March 31, 2022 and 2021, respectively.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Expense Support and Caps Arrangements

The Company is party to expense support and cap arrangements with certain of the products it manages. Pursuant to these arrangements, the Company may absorb certain expenses of these products when in excess of stated expense caps or until such products reach certain profitability, cash flow or fundraising thresholds. In certain cases, the Company is able to recover these expenses once certain profitability, cash flow or fundraising thresholds are met. The Company recorded net expenses related to these arrangements of $7.0 million and $2.3 million for the three months ended March 31, 2022 and 2021, respectively. These net expenses are included in general, administrative and other expenses within the consolidated and combined statements of operations.

Aircraft and Other Services

In the normal course of business, the Company reimburses certain related parties for business use of their aircraft based on current market rates. Personal use of the aircraft is not charged to the Company. The Company recorded expenses for these aircraft reimbursements of $0.3 million and $0 for the three months ended March 31, 2022 and 2021, respectively.

12. EARNINGS (LOSS) PER SHARE

The table below presents the Company’s treatment for basic and diluted earnings (loss) per share for instruments outstanding at the Registrant and the Blue Owl Operating Group. Potentially dilutive instruments are only considered in the calculation to the extent they would be dilutive.

	Basic	Diluted
Class A Shares(1)	Included	Included

Class B Shares	N/A - None outstanding	N/A - None outstanding

Class C Shares and Class D Shares	Excluded Non-economic voting shares of the Registrant	Excluded Non-economic voting shares of the Registrant

Vested RSUs(1)	Included Contingently issuable shares	Included Contingently issuable shares

Unvested RSUs	Excluded	Included Treasury stock method

Warrants	Excluded	Included Treasury stock method(2)

Potentially Dilutive Instruments of the Blue Owl Operating Group:

Vested Common and Incentive Units	Excluded	Included If-converted method(3)

Unvested Incentive Units	Excluded	Included The Company first applies the treasury stock method to determine the number of units that would have been issued, then applies the if-converted method to the resulting number of units(3)

Oak Street Earnout Units(4)	Excluded	Excluded Performance condition not satisfied as of period-end

(1)

Included in the weighted-average Class A Shares outstanding for the three months ended March 31, 2022, were 10,928,095 RSUs that have vested but have not been settled in Class A Shares. These RSUs do not participate in dividends until settled in Class A Shares.

(2)	The treasury stock method for warrants carried at fair value includes adjusting the numerator for changes in fair value impacting net income (loss) for the period.
(3)

The if-converted method includes adding back to the numerator any related income or loss allocations to noncontrolling interest, as well as any incremental tax expense had the instruments converted into Class A Shares as of the beginning of the period. In the case of Earnout Securities carried at fair value, the numerator is also adjusted for changes in fair value impacting net income (loss) for the period.

(4)

As of March 31, 2022, the Oak Street Triggering Events with respect to the Oak Street Earnout Units had not been met, and therefore such units have not been included in the calculation of diluted earnings (loss) per share.

Blue Owl Capital Inc.

(Prior to May 19, 2021, Owl Rock)

Notes to Consolidated and Combined Financial Statements (Unaudited)

Three Months Ended March 31, 2022	Net Loss Attributable to Class A Shareholders	Weighted-Average Class A Shares Outstanding	Loss Per Class A Share	Weighted-Average Number of Antidilutive Instruments
(dollars in thousands, except per share amounts)
Basic	$(11,815)	417,108,929	$(0.03)

Effect of dilutive instruments:
Unvested RSUs	—	—		10,777,018
Warrants	—	—		14,159,170
Vested Common Units	—	—		992,307,278
Vested Incentive Units	—	—		251,183
Unvested Incentive Units	—	—		24,517,020
Oak Street Earnout Units	—	—		26,074,330

Diluted	$(11,815)	417,108,929	$(0.03)

For periods prior to the Business Combination, earnings per share results in values that would not be meaningful to the users of the consolidated and combined financial statements, as the Company’s capital structure completely changed as a result of the Business Combination. Therefore, earnings (loss) per share information has not been presented for periods prior to the Business Combination.

13. SUBSEQUENT EVENTS

Dividend

On May 5, 2022, the Company announced a cash dividend of $0.10 per Class A Share. The dividend is payable on May 27, 2022, to holders of record as of the close of business on May 20, 2022.

Wellfleet Acquisition

On April 1, 2022, the Company closed its acquisition of Wellfleet Credit Partners LLC (“Wellfleet”) from affiliates of Littlejohn & Co., LLC. The purchase price consisted of $108.0 million cash consideration on closing and earnout payments of up to an additional $15.0 million of cash and 940,668 Class A Shares payable in equal installments on each of the first three anniversaries from the closing date. The Company is in the process of completing its accounting for the transaction.